Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Trillion, LLC
8211 FAIRBANKS - WHITE OAK RD., Unit 7
Houston, TX 77040
http://www.trillion.energy/

Up to $1,069,999.20 in Class C Shares at $0.48
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Trillion, LLC
Address: 8211 FAIRBANKS - WHITE OAK RD., Unit 7, Houston, TX 77040
State of Incorporation: LA
Date Incorporated: March 31, 2017

Terms:

Equity

Offering Minimum: $9,999.84 | 20,833 shares of Class C Shares
Offering Maximum: $1,069,999.20 | 2,229,165 shares of Class C Shares
Type of Security Offered: Class C Shares
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $480.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Family and Friends Early Birds

Invest within the first 7 days and receive an additional 5% bonus shares.

Super Early Birds

Invest within the first 7 days and receive an additional 4% bonus shares.

Early Birds

Invest within the first 3 days and receive an additional 3% bonus shares.

Amount-Based

Single ($2500+)

Receive official Limited Addition Trillion Race Hat and an additional 5% bonus shares.

Double ($5,000+)

Receive official Limited Addition Trillion Race Hat and an additional 7% bonus shares.

Triple ($15,000+)

Receive official Limited Addition Trillion Race Hat and Race Jersey and an additional 10% bonus shares and receive invites to TRILLION Deep Sea Fishing Cruise (day trip) with one of our partner's 65ft fishing yachts powered by HydroDiesel+® in Galveston TX.

Homerun ($25,000+)

Receive official limited-edition Trillion Race Hat and Race Jersey and an additional 12% bonus shares and receive invites to TRILLION Deep Sea Fishing Cruise (day trip) with on one of our partner's 65ft fishing yacht's powered by HydroDiesel+® in Galveston TX.

The 10% StartEngine Owners' Bonus

TRILLION will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Shares at $0.48/ share, you will receive 110 shares of Class C Shares, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Eligible Owner's Bonus investors will also be eligible for the corresponding merchandise and or sea cruise event depending on the tier level of their investment.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

Conditions for All Investors

**All perks occur when the offering is completed.*

**Investors will only receive a single bonus of extra shares (not aggregate), which will be the highest bonus rate they are eligible for. Investor Bonuses are based on the number of shares purchased by the Investor.*

*** Domestic postage by Trillion, International postage by Investor for rewards.*

**** Travel excluded for rewards.*

The Company and its Business

Company Overview

Trillion (also referred to as the "Company") is a green fuel development and production company. We produce high-performance, low emissions fuels, that deliver some of the greatest greenhouse gas (GHG) reductions and operating cost benefits in the marketplace. We are at the revenue stage, with client testimonials and use cases for our first fuel known as HydroDiesel+®, a "water-emulsified" fuel technology. The company satisfies 9 of the 17 UN Sustainable Development Goals and is on a mission to reduce over one metric Gigaton of CO2 from our atmosphere per year with our decentralized fuel production & distribution model. We sell directly, through distribution and licensing agreements to large offtake customers, such as cruise lines, marine cargo fleets, construction companies, agricultural coops, railroads, and soon to the average on-road consumer.

Planned Conversion Disclosure

Trillion, LLC was originally formed in Louisiana as a Limited Liability Company in 2017. The executive team and management are planning to convert the corporate structure of the company from an LLC to a C-Corp at some time in the future. The specific timeline has not yet been finalized, however, the Company wants investors to be aware of this future transition.

Litigation Disclosure

The Company was recently granted a favorable Motion for Summary Judgment for a legal matter relating to a licensor of Trillion, HKA Hydrofuels, LLC. The plaintiffs are appealing this ruling in Trillion's favor. Trillion expects the maximum costs expected to incur from legal fees are $10,000. The Company is currently complying with all relevant laws and regulations. The Company and its counsel believe the appeal is unlikely to be ruled in favor of the claimant due to an abundance of facts presented and captured during a deposition in the original hearings.

Chief Executive Officer Disclosure

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs. Alex owns +50% of the company and to date has received no salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a salary once the company has reached substantial fundraising.

Team Disclosure

There are five full-time employees, and five part-time contractors or board advisors.

Competitors and Industry

The Diesel Fuel Market is a massive market with $1.75T of diesel fuel consumed per year worldwide. Our Gulf Coast US Market Size is $31B per year and our Served Obtainable Market is $660M per year.

Ref. Source for Market Size Data:

Source:

1. State Data U.S. Energy Information Administration|State Energy Data 2019: Consumption Table C2. Energy Consumption Estimates for Selected Energy Sources in Physical Units, 2019 https://www.eia.gov/state/seds/

2. Mundi Index: https://www.indexmundi.com/energy/?product=fuel-oil&graph=consumption&display=rank

3. Global Petroleum Prices: https://www.globalpetrolprices.com/gasoline_prices/

4. Statisa: https://www.statista.com/statistics/282774/global-product-demand-outlook-worldwide/

Our competition is mostly indirect, such as biofuels, fuel additives, or other alternative fuels such as eHydrogen fuels. A main indirect competitor is NESTE. Direct competitors have included Clean Fuels from the UK www.clean-fuel-ltd.com , Go Green Fuels in India https://gogreenfuel.in/, and SulNox Group from the UK https://sulnoxgroup.com/.

Trillion is best positioned when compared with the competing technology segments, which include: Regular Diesel, BioDiesel, EVs, Fuel Additives, Hydrogen Injection, and Water Injection. We believe we deliver the lowest CAPEX, OPEX, Shortest Time to ROI, Highest Adoption Ease, and Very High Convenience to the Consumer. Our results are well-validated with major consumers showing we have lower cost, higher performance and lower emissions than the competition segments.

Current Stage and Roadmap

Current Stage

Trillion is currently past early commercialization with revenue, client testimonials and use cases. We are now transitioning to our Foundation Building period. We are concentrating on our regional Off-road production and sales. This will include the build out/expansion of our Houston TX production facility. We will also concentrate on a few select number of major low hanging supply opportunities that are strategic to the company's future growth and expansion.

Road Map

We will expand decentralized production with regional plants located in LA, FL, CA. Then we will file for and obtain our On-road registration from the EPA. At which time will begin licensing our production to super major O&G when our foundation building is completed. We will than start our market expansion and repeat this model in other international regions such as South America and the Caribbean.

The Team

Managers

Name: Alexander Gomez

Alexander Gomez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Managing Member and Founder
  Dates of Service: March 30, 2017 - Present
  Responsibilities: Executive Manager of Business, running the day-to-day management, vision, strategy, business plan execution, full P&L responsibility. Alex owns +50% of the company and to date has received no salary from the company. Alex works full time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is Trillion CEO. No salaries are currently collected.

Other business experience in the past three years:

- **Employer:** ADG International, LLC.
  Title: Owner
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Manager member of business and all P&L authority. ADG International uses approximately 10-15% of Alex's week, usually off normal hours and on weekends.

Other business experience in the past three years:

- **Employer:** HKA Hydrofuels, LLC.
  Title: Managing Member
  Dates of Service: April 21, 2017 - Present
  Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received. This role requires very little and intermittent oversight by Alex.

Name: Michael Brady

Michael Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Commercial Officer, Cofounder
  Dates of Service: September 12, 2017 - Present
  Responsibilities: All commercial activities related to corporate development, investor relations, customer transactions, strategic planning, forecasting, business development, sales, marketing and contract management. Mike owns 5% of the company and to date has received no salary from the company.

Other business experience in the past three years:

- **Employer:** Frederick and Simon Inc.
  Title: Owner
  Dates of Service: September 16, 2015 - Present
  Responsibilities: Executive manager and owner of the business.

Name: Huey Segura

Huey Segura's current primary role is with HKA Hydrofuel, LLC.. Huey Segura currently services Zero hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member Manager
  Dates of Service: March 30, 2017 - Present
  Responsibilities: Voting Rights as per Operating Agreement with respect to corporate decisions requiring managing member input. Huey owns +20% of the company and does not have a salaried position with the company.

Other business experience in the past three years:

- **Employer:** HueMar, LLC
  Title: Managing Member, Owner
  Dates of Service: August 01, 2002 - September 30, 2019
  Responsibilities: Operations, no longer established.

Other business experience in the past three years:

- **Employer:** HKA Hydrofuel, LLC.
  Title: Managing Member
  Dates of Service: April 21, 2017 - Present
  Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received.

Other business experience in the past three years:

- **Employer:** RVR, LLC
  Title: Managing Member, Owner
  Dates of Service: August 01, 2008 - September 30, 2019
  Responsibilities: Operations, no longer established.

Name: Steve Poirier

Steve Poirier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP QHSSE
  Dates of Service: October 17, 2017 - Present
  Responsibilities: Health, safety, security and environmental compliance. Steve owns 3% in the company and to date has received no salary from the company.

Other business experience in the past three years:

- **Employer:** Peartree Medical & Safety Services LLC.
  Title: Owner Operator
  Dates of Service: July 01, 2006 - Present
  Responsibilities: Operations and Management of All Departments, coordination of contract QHSSE staffing. Steve spends about 30-40% of his time working on Peartree Medical & Safety Services LLC., the balance is with Trillion his primary role.

Name: Dr. Michael Fraim

Dr. Michael Fraim's current primary role is with MainFraim Innovation. Dr. Michael Fraim currently services 10% -25% normalized. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Technical oversight and leadership of Trillions IP development. Dr. Fraim owns zero capital in the company and is paid on a contract basis for hours worked.

Other business experience in the past three years:

- **Employer:** MainFraim Innovation
  Title: Owner
  Dates of Service: June 01, 2018 - Present

Responsibilities: Technical Consultant

Name: John Leonard Jr.

John Leonard Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Business Development
  Dates of Service: December 12, 2019 - Present
  Responsibilities: Customer relations, order capture and general business development within the Gulf Coast US region. John owns 1% of the company and to date has received no salary from the company.

Other business experience in the past three years:

- **Employer:** SNC Lavalin – Atkins
  Title: VP, Business Development
  Dates of Service: March 19, 2019 - November 30, 2019
  Responsibilities: Leonard supported the commercial nuclear power fleet in the US. Focusing on delivering engineering, waste processing and other niche service to this sector.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Certain risks have been evaluated by the Company and considered in the preparation of our projections. Some risks, such as materials and inventory costs, can fluctuate beyond reasonable expectations. Factors such as these can have a negative or positive impact on projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment or obtain opportunity to enter at a ideal time prior to future valuation increase. The Company has made efforts to assess the valuation that has been set by the Company. This includes considerations of past value from prior investors, value created during the Company's startup period, current milestones achieved, product validation efforts, and competitive positioning.

The transferability of the Securities you are buying is limited
Any Class C Equity ownership purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities currently and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company does have a defined exit strategy, that could change or evolve over time. This exit strategy may include the Company being acquired by an existing player in the industry or the Company proceeding to IPO on a public exchange, following a period of value creation. However, either option may occur, or may be delayed in occurring or may not occur.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class C Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to accelerate the Company's growth, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may delay growth or risk Company survival. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it could still be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity above or below its current price. If priced above, then your investment would gain value. If priced below, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose other avenues or cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property and intellectual property rights. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will possibly engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are could be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the Company's resources including fund and the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have management discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

We have already commercialized and validated marketability of our main fuel product, HydroDiesel+®, which possesses its own inherent market potential and risk. It is possible that some of our future products that are in research and development (R&D) phase may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the R&D products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are a green fuel development and production company. We are therefore always in the research and development stage with some fuel products and have commercialized some fuel products while other new Hydro-fuel products are still under development. Delays or cost overruns in the development of our Hydro-fuel products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations as it pertains to future growth and expansion from new Hydro-fuel products.

Minority Holder; Securities with No Voting Rights

The Class C (Crowd Funding) Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception. These revenues and the client use cases have been used as part of the Company's strategic transition from development to the commercialization and market readiness phase. The Company is provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve

commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception as most of our funding resources have been dedicated to product development and now to the full transition to our commercial production phase, which has already began with limited capacity in 2021. These revenues and the client use cases have been used as part of the Company's strategic transition from product development to the commercialization and market readiness phase. The Company provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is possible that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company could lose any potential revenue it might be able to raise by entering into sublicenses. This would impact a potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including some manufacturing, shipping, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Company Intellectual Property and Licenses
One of the Company's most valuable assets is its intellectual property and intellectual property licenses. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. The Company also owns intellectual property license rights on a worldwide exclusive and indefinite basis. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Outside government regulation which can be subject to change at any time
Our industry is federal regulated and our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), and the CARB (California Air Regulatory Board) and other relevant government laws

and regulations. The industry norms concerning the selling and use of fuels is transitioning in favor the Company's low emission fuels. The laws and regulations may be subject to change and if they do, however unlikely, then the selling of product may no longer be in the best interest of the Company within a certain market territory. At such point the Company may no longer want to sell product in a certain region and therefore your investment in the Company may be affected.

Company litigations and legal defense
Companies in industry such as ours can face litigation to protects their rights or to end contractual disputes with clients, partners, suppliers, licensees or licensors. The Company has had past litigations that have been dismissed with prejudice in the company's favor. Legal disputes can arise in the future to contest the Company's interpretations of contractual rights, court rulings, licensing fees, and more. It is important to note that unforeseeable costs associated with such legal disputes may invade the capital of the Company.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Future Accreditation
The Company is currently accredited to manufacture its fuel products for the off-road segment within the US and both the on-road and off-road segment in many international jurisdictions. The Company is working towards obtaining on-road accreditation of our HydroDiesel+ fuel from the US Environmental Protection Agency and from the equivalent bodies within the EU for on-road and off-road use. There are pathways established to achieve these accreditations, however if these accreditations where not achievable then it would have a negative impact on the Company's future value and market expansion capabilities.

Feedstock Escalation
The Company uses various chemical feedstocks in the production of its Hydro-fuels. These chemicals may rise or fall in price according market factors. The escalation of the price could negatively impact the Company's profitability of certain fuel formulations and within certain market segments.

Forward Looking Statements
THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS

AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company is currently in the process of litigation with a licensor.
The Company was recently granted a favorable Motion for Summary Judgment for a legal matter relating to a licensor of Trillion, HKA Hydrofuels, LLC. The plaintiffs are appealing this ruling in Trillion's favor. Trillion expects the maximum costs expected to incur from legal fees are $10,000. The Company is currently complying with all relevant laws and regulations. The Company and its counsel believe the appeal is unlikely to be ruled in favor of the claimant due to an abundance of facts presented and captured during a deposition in the original hearings.

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs.
Alex owns +50% of the company and to date has received no salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a salary once the company has reached substantial fundraising.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Alexander Gomez	55,731,660	Class A Shares	55.7%
Huey Segura	27,164,575	Class A Shares	27.2%

The Company's Securities

The Company has authorized Class A Shares, Class B Shares, and Class C Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,229,165 of Class C Shares.

Class A Shares

The amount of security authorized is 82,896,235 with a total of 82,896,235 outstanding.

Voting Rights

Equal 50/50 voting between existing two Managing Members - Sale or Reorganization of Co., contracts above $5M, loans above $1M, legal dispute decisions, bankruptcy decision votes, decision on dividend payments.

Material Rights

Dilution Disclosure

Class A & B units are non-dilutable by contractual rights. Class C units have no anti-dilution protection. However, the Class A members have already pre-agreed and set aside by a prior Operating Agreement Addendum dated July 2018 the so-called share pool that is a) a share/unit reserve to be allocated to future investors, b) to prevent dilution of Class As below a minimum threshold of 70%, unless by new agreement, c) to prevent dilution of the Class B units under their contractual rights, and d) to prevent early dilution of Class C units (note that Class C units, however, do not have anti-dilution protection, so any dilution by future issuances of securities by the Company will disproportionately impact holders of Class C units).

Class A members also agreed to be diluted by this Reg CF offering by issuing the Class C shares; if the current Regulation CF offering is fully subscribed to, then the net remaining Class A units following this Reg CF raise will be 82.9%; and 12.9% Class A units remain available as per the pre-agreed dilution threshold. The 12.9% remaining Class A units are allocated for future potential raises and can be issued as any class of units. If there is a future raise event beyond these preset dilution agreements, then both Class A & B will still have non-dilution protection and the only way they can be diluted is by agreement. The Class C units will not have anti-dilution protection.

After the remaining 12.9% unit reserve is used, the Company anticipates that it will seek other non-dilutive forms of funding, and or self-fund from cash from operations.

Material Rights

Economic Interest 1% = 1,000,000 Shares

Dilute-able subject to the terms set forth in this memorandum under this section The Company's Securities and the Company's Operating Agreement.

Voting Rights Voting Rights on the Following Matters:

6.5 Unanimous Consent Required

a) Cause or enter into any agreement obligating the Company to undergo a reorganization from LLC to some other form of Entity

b) Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code

c) Cause or enter into any agreement for the purchase of stock or other equity of any other Person or Entity, or of all or substantially all of the assets of any Person or Entity, or for the merger or consolidation of the Company with or into any Person or Entity

d) Cause of enter into any agreement obligating the Company's Sale of all or substantially all of the Company's assets

6.6 Majority Consent Required

a) Acquire any single item of tangible, intangible, real or personal property valued at five million ($5,000,000) dollars

b) Enter into any loan transaction where the borrowed amount is in excess of one million ($1,000,000) dollars

c) Enter into any agreements on behalf of the Company where the total value of the contract, measured by the amount to be aid and/or received by the company, exceeds five million ($5,000,000) dollars

d) Initiate legal action on behalf of the Company

Dilution Class A Share Units are subject to dilution (*see above)*

Dividends If and when dividends are declared, the Class A member will be entitled to the dividend payment pro-rata the % ownership of the company.

Class B Shares

The amount of security authorized is 14,607,100 with a total of 14,607,100 outstanding.

Voting Rights

There are no voting rights associated with Class B Shares.

Material Rights

Economic Interest: 1% ownership of the company = 1,000,000 Shares

Non-Dilutable Ownership - Units Not Subject to Dilution

Voting Rights

Non-Dilution: Share Units Not Subject to Dilution. The Class B Units shall not be subject to dilution and shall represent an equal portion of ownership of the Company and the same Economic Interest as the Class A Units held by the Members of the Company and possess all the same rights, value and privileges as Class A shares, with no waiver or withdrawal of rights or privileges granted to Class A shareholders only with the exclusive exception of voting rights and any other consent or approval rights set forth in the Operating Agreement dated April 21, 2017. In the event that any additional Membership Units are issued, the Class B holder shall be entitled to receive, at no cost, such additional Units as are necessary for him/her to maintain the same percentage Economic Interest in the Company as well as all the same rights, value and privileges as he/she had prior to the issuance of such additional Units.

Tag-Along Rights a) In the event the Members or any of them ("Participating Members") propose to sell any of their membership interests to a third party purchaser, the Class B member shall have the right to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

b) The Participating Members shall give written notice to Class B members, not less than ten (10) days prior to such proposed sale or transaction providing a summary of the terms of the proposed sale or transaction to the purchaser and advising Class B members of his Tag-Along Rights hereunder. Class B members may exercise his/her Tag-Along Right by written notice to any of the Participating Members stating the percentage of his/her membership interest that he/she wishes to sell other otherwise convert (in the event that the Company is sold to or merged with another entity). If the prospective purchaser or purchasers of the membership interests declines to purchase the aggregate number of membership interests sought to be sold by the Participating Members and the Class B member, the Participating Members and Class

B member agree to voluntarily reduce the percentage of membership interests of each participating party to be included in such sale on a proportionate basis that preserves the ratio of (x) the percentage of membership interests the Participating Members desire to have included in such sale over (y) the percentage of membership interests number the Class B member desire to have included in such sale or transaction. If the Class B member gives written notice indicating that he/she wishes to sell or otherwise convert any percentage of his membership interest in the Tag-Along Sale, they shall be obligated to sell or convert that percentage of membership interest specified in his/her written acceptance notice (as such amount may be reduced pursuant to the immediately preceding sentence) for the greatest consideration and upon the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its percentage of membership interest, such obligation to be conditioned upon and contemporaneous with completion of the Tag-Along Sale with the purchaser.

Dividends If and when dividends are declared, the Class A member will be intitled to the dividend payment pro-rata their % ownership of the company.

Warrant for any Class Financing Event and Issued as Class B In October 2021, the Company entered into a Warrant agreement with Newchip LLC. (Venture Accelerator) allowing the holder to invest up to $250,000 in exchange for the Company's securities within a period of 24 months. The holder can invest with the same terms and rights offered in either (i) the current or any future qualified financing event during the warrant period if the Company has an open qualified financing event at the time of this warrant with signature commitments of at least 25% of the offering amount set by the Company; (ii) the qualified financing event that has closed within 90 days prior to the date of this warrant if the Company has an open qualified financing event at the time of this warrant but does not have signature commitments of 25% of the offering amount set by the Company; however, if no such event took place within 90 days prior to the date of this warrant, then the investment right revert back to those disclosed in option "(i)"; (iii) a priced equity qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount of the price per share, or (b) 1.1X the highest discount offered to investors; or (iv) a convertible security qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount, or (b) 1.1X the highest discount offered to investors.

Shares executed via the Warrant provisions would be issued as Class B Shares.

Class C Shares

The amount of security authorized is 2,496,665 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Shares.

Material Rights

Class C Planned Crowd Funding Shares Units

Economic Interest 1% = 1,000,000 Shares

Dilute-able

Voting Rights No Voting Rights

Dilution Class C Share Units are subject to dilution

Tag-Along Rights and Obligations a) In the event the Class A & B Members ("Participating Members") propose to sell the majority of their membership interests to a third party purchaser, the Class C member shall be obligated to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

What it means to be a minority holder

As a minority holder of the Class C Shares equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Units
  Type of security sold: Equity
  Final amount sold: $671,971.00
  Number of Securities Sold: 14,607,100
  Use of proceeds: These monies were primarily used for equipment, feedstock commodities, and building lease. The above security Class B units were sold over a three year period between December 2019 and February 2022. The recent offering closed on March 18th, 2022. The Company updated its Operating Agreement to reflect the current authorized shares and capital table as of February 25th, 2022. The Offering Memorandum financial statements equity spread contained on page 36 of this Offering Memorandum capture years ending December 31, 2020 and 2021, and does not capture the remaining Class B Units in the amount of 242,500 sold in January 1st, – February 25th, 2022, as shown in the updated cap table. The March 2nd, 2022 Operating Agreement Addendum with Exhibit 2 is attached as exhibit (after the Operating Agreement.)
  Date: February 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 83,168,368
  Use of proceeds: Founder's Shares
  Date: March 30, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2021

Overview

The Company has just recently started its transition to full commercial operations following a period of more than four years of product & production R&D and validation testing. 2021 was a very successful year from the perspective of product advancement and validation of claims for our HydroDiesel® fuel, from its beta version to its second version known commercially as HydroDiesel+®. The Company invested much effort in transitioning the original product formulation from high mechanical energy and low chemical energy production process to low mechanical energy and high chemical energy process. This results in a final product that delivers greater environmental results and that is now thermodynamically stable for up to a year, permitting longer-term storage and use. Additionally, the product performance results are greater and more valuable from a performance and operational perspective for our consumers. The company is now transitioning from this product development, trial/demonstration order phase to full commercial production and expansion phase. During product development, parallel efforts with business development were made with multiple regional and international offtakers which would be classified as large to super-large industrial users.

Revenue

2021 was the start of demonstration sales for the Company, with small quantity trial demonstration orders to validate the product production methodologies and in-field use. The trial orders were field trialed with agriculture, marine transportation, major cruise lines, construction companies and more. The sales revenue does not reflect the actual volume of fuel put through our production equipment or used in trial orders as much of this supply was done as a development cost/expense to the company. The new product, v2.0 HydroDiesel+®, was realized late Q2 2021 after multiple years of product development expenses and beta trials with clients.

Cost of Goods Sold

Cost of sales in 2021 was $67,024, up from $0 in 2020. The 100% increase in cost of goods sold is attributed to the increase in monies allocated to laboratory testing equipment, chemical supplies, research and development expense, and pro-bono fuel supply. These expenses are directly attributed to the successful creation of the new product formulation and production methodology, which has been verified through trial and demonstration by the Company.

Gross margins

Gross profit for the Company was -$268,470 in 2021, versus -$102,102. As stated above, the company has now achieved successful product development, demonstration, and validation and is now transitioning to commercial-scale production volumes following a successful R-CF raise. We expect gross margins to mature to ~10% with large volume bulk material purchases. The Company sales team has been courting and developing large off-take order prospects that have participated in trial orders and product development. This improved performance will be primarily driven by a significant increase in higher-margin, large volume, direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, test equipment rental, marketing, travel expenses, fees for professional services and patents, insurance, and facility rental expenses. Expenses in 2020 increased from $122,258 to $258,142 in 2021. An increase of 1.5 times attributed to the increase in expenses related to the significant advancement in the Company's product and production development and validation efforts. The Company hired external technical and financial advisors to asst with the development efforts.

Historical results and cash flows:

Following a successful Reg-CF raise, Investors should expect significant improvement in historical results as the Company completes its transition to full commercial operations. This transition will include an increase in property, plant, and equipment expenses on account of the Company's increasing production, storage, and facility size. This will include a corresponding significant increase in sales revenue and corresponding positive gross profits. Our operations will be much larger and will include more personnel and overhead expense. Monies will still be spent on R&D of the Company's future green fuel formulations, however, the company will also be in full production and sales of the HydroDiesel+® fuel. The cash flow from operations is expected to remain negative from Month 1 to month 6 (from Reg-CF raise) as we build out and commission our new facility, after which cash flow from operations will turn positive and be the main contributor to cash.

The Company has relied on cash flow from Company founders as well as external equity investment into the Company to fund operations to date. These prior monies were spent on product and product advancement.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company's current capital resources include cash from product sales, equity capital from founders and equity capital from investors. The company has no line of credit currently, although this may change following the Reg-CF. The company has a business credit card with no significant balance carried forward.

As of Feb 2022, the company currently has $38,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important for the Company to make meaningful steps forward in transitioning to full and larger-scale commercial production. This step requires large expenses on CAPEX and OPEX to launch this transition. We will have another capital resource available in the future which will include a line of credit, equipment, and project financing. These alternative capital sources will follow the $1.07M Reg-CF and hopefully, a second step $5M aggregate Reg-CF raise with StartEngine. The capital and resources had been focussed on the development of viable products and demonstration production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this Campaign are necessary to make large meaningful steps towards larger scale commercial operation. The Company can grow organically, however, this is not ideal considering the applicability of our product and current market need in the green sustainability and energy transition industries. The timing for large meaningful increases in production and operation scale is immediate. At the time of CF raise launch date, we would expect the capital from the raise to represent near 80% of funds available to the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The monies from the raise will go towards growth expense, if we achieve our minimum then we will grow slower and rely more on organic growth. We would expect 6-12 months of runway without additional funding. This is based on a burn rate of about $7,000.

How long will you be able to operate the company if you raise your maximum funding goal?

The monies from the raise will go towards growth expense, if we achieve our maximum then we will grow faster and expend the funds on CAPEX and OPEX. We would expect 12-18 months of runway without additional funding. This is based on an increase of the monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company will rely on cash flow from operations as one source of growth funds for the company. Our future sources of capital include increasing our Reg CF offering maximum to the $5M aggregate. Additionally, we may also rely on project and equipment financing and potentially additional equity rounds if required.

Indebtedness

- **Creditor:** Alexander Gomez
  Amount Owed: $21,831.71
  Interest Rate: 0.0%
  There is no maturity date.

- **Creditor:** Huey Segura
  Amount Owed: $11,200.00
  Interest Rate: 0.0%
  There is no maturity date.

- **Creditor:** Michael Brady
  Amount Owed: $13,382.95
  Interest Rate: 0.0%
  There is no maturity date.

- **Creditor:** John Leonard
  Amount Owed: $60,000.00
  Interest Rate: 0.0%
  There is no maturity date.

- **Creditor:** Steve Poirier
  Amount Owed: $9,500.00
  Interest Rate: 0.0%
  There is no maturity date.

Related Party Transactions

- **Name of Entity:** HKA Hydrofuel LLC
  Names of 20% owners: Alexander Gomez, Huey Segura, Kenneth MeKonen, Al Stagg (deceased)
  Relationship to Company: HKA Hydrofuel LLC is an exclusive licensor of fuel patents and marketing rights to the Company, HKA is partially owned by two principal owners of Trillion. The Company and HKA managed by the same managing members.
  Nature / amount of interest in the transaction: HKA receives a royalties from Trillion in exchange for the the exclusive monetization and indefinite, worldwide licensing, sublicensing and product development rights of licensed fuel technology.
  Material Terms: 30% Royalty on Net Income from Fuel Sales | 10% Royalty on earnings of Gross Revenue from Licensees | 25% Royalty of up front Licensing Fee

- **Name of Entity:** Alex Gomez
  Relationship to Company: CEO, Managing Member, 20%+ Owner
  Nature / amount of interest in the transaction: Company expenses owed to Alex Gomez.
  Material Terms: $21,831.71 Payable at future date to be agreed. No interest.

- **Name of Entity:** Huey Segura
  Relationship to Company: Managing Member, 20%+ Owner
  Nature / amount of interest in the transaction: Company expenses owned to managing member.
  Material Terms: $11,200.00 payable at future date to be agreed. No interest.

- **Name of Entity:** Michael Brady
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Michael Brady has accumulated company expenses to be paid back at future date.
  Material Terms: $13,382.95 paid at future date. No interest.

- **Name of Entity:** John Leonard Jr.
  Relationship to Company: Vice President Business Development
  Nature / amount of interest in the transaction: John has unpaid expense owned by Company to him.
  Material Terms: $60,000 owing to John at future date when company achieves future funding. No interest.

- **Name of Entity:** Steve Poirier
  Relationship to Company: Vice President of QHSSE

Nature / amount of interest in the transaction: Unpaid expenses owned to Steve Poirier at future date.
Material Terms: $9,500.00 paid at future date to be agreed. No interest.

Valuation

Pre-Money Valuation: $46,801,600.80

Valuation Details:

There are many variables that have gone into preparing and vetting our corporate valuation. These variables have included: i) value consideration for the technology development and verification efforts over the development period of the company (>5yrs), ii) the value created with the validation and verification results achieved by the Company with respect to it's products and performance claims made and supported by third parties, iii) the commercial traction and support that has been received from Trillion's clients and stakeholders inclusive of super major marine operators and the soft endorsement from the UN's International Maritime Organization, and iv) the market value potential of the Company's products versus the overall market size, ease of adoption, and value proposition compared with the competing technologies.

Further, the Company has engaged with an external CPA firm to consult on the Company's valuation assessment versus industry norms. The Company has also obtained over $730,000 of Seed funding based on the current valuation from over 40 investors. Lastly, the Company has also received offers of purchase higher than our current valuation during the earlier stages of the product and Company development.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all shares are converted to voting shares; (ii) all outstanding options, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not currently have any outstanding convertible securities. The company did not take into account current outstanding warrants in the calculation as they are dependent on a future qualified financing event. Please refer to the Company Securities section for more information. The company determined its pre-money valuation internally without an independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*

54.5%
The funding will be used on CAPEX needs that include the scale up and automation of fuel production processes. This production equipment includes fuel blending equipment utilized in Trillion's SMART Blending Systems. This will enable more production volume and client onboarding capabilities.

- *Inventory*
  40.0%
  Inventory includes chemical feedstock used to produce our fuel. It also includes base fuel supply cost.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  5.0%
  Marketing expense includes adverting, social media awareness campaigns, website redesign, promotional materials, sports sponsorship events and tradeshow events. The goal of the marketing is to build consumer awareness and promote the company and product brand while contributing to company value creation. External marketing contractors are hired to fulfil scope while being managed by internal marketing coordinator.

- *Research & Development*
  10.0%
  The company is continuously evolving its fuel formulations and product lines. Future fuel formulations include Heavy Fuel Oil, aviation, and high performance applications.

- *Operations*
  50.0%
  The funding will be used on CAPEX needs that include the scale up and automation of fuel production processes. This production equipment includes fuel blending equipment utilized in Trillion's SMART Blending Systems. This will enable more production volume and client onboarding capabilities. The company will also be relocating its production facilities to a larger building and land facility that will enable greater expansion of production, storage, and off-loading. Further the new facility will house our R&D laboratory inclusive of chemical and test engines. We will also have office facilities to house our engineering, field services, sales and administrative staff.

- *Company Employment*
  15.0%
  Monies from use of proceeds as well as from our sales revenues will be used to pay our team members. We will allocate for the onboarding of additional staff

members in the areas of engineering, R&D, administration, sales and production. Additional staffing will be added in a staged approach as the resources are warranted.

- *Inventory*
  10.0%
  Inventory includes chemical feedstock used to produce our fuel. It also includes base fuel supply cost. An initial inventory reserve will be created at the start of larger scale production in order to facilitate reserves and optimal supply costs. As the company operates, proceeds from sales revenue is largely used to fund inventory requirements.

- *Working Capital*
  4.5%
  The company's accounts payable is typically 10-20days net. A working capital budget is still necessary to manage current assets, cash and cash equivalents, account receivables, and inventory adjustments. These working capital components pertain to the day-to-day business activates. This working capital percentage is independent of the Inventory line item above. Working capital budget will also be supported by a company line of credit. 5) Accounts Payable:

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.trillion.energy/ (Investor Relations Tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trillion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trillion, LLC

[See attached]

TRILLION®

Leader in Fuel Technologies

Trillion, LLC (the "Company") a Louisiana Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trillion, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 25, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,053	2,539
Due from Related Party	121,881	74,669
Prepaid Expenses	3,803	-
Inventory	30,232	-
Total Current Assets	165,970	77,208
Non-current Assets		
Property & Equipment, net of Accumulated Depreciation	147,358	102,580
Intangible Assets: Patents, net of Accumulated Amortization	10,808	13,201
Total Non-Current Assets	158,166	115,781
TOTAL ASSETS	324,136	192,990
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	85,531	34,669
Due to Related Party	115,915	104,270
Total Current Liabilities	201,446	138,940
TOTAL LIABILITIES	201,446	138,940
EQUITY		
Member's Capital	586,715	200,000
Accumulated Deficit	(392,951)	(124,481)
Non-Controlling Interests	(71,073)	(21,469)
Total Equity	122,691	54,050
TOTAL LIABILITIES AND EQUITY	324,136	192,990

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	7,091	-
Cost of Revenue	67,024	-
Gross Profit	(59,933)	-
Operating Expenses		
Advertising and Marketing	7,380	11,047
General and Administrative	168,197	50,779
Research & Development	28,409	35,749
Rent and Lease	40,755	22,416
Depreciation	11,008	-
Amortization	2,392	2,267
Total Operating Expenses	258,142	122,258
Operating Income (loss)	(318,074)	(122,258)
Less: Net Loss attributable to Non Controlling interests	(49,604)	(20,156)
Net Income (loss)	(268,470)	(102,102)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(318,074)	(122,258)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,008	-
Amortization	2,392	2,267
Accounts Payable	50,862	34,669
Inventory	(30,232)	-
Due from Related Party	(47,212)	(62,889)
Prepaid Expenses	(3,803)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(16,985)	(25,953)
Net Cash provided by (used in) Operating Activities	(335,059)	(148,211)
INVESTING ACTIVITIES		
Property & Equipment	(55,787)	(83,132)
Patents	-	(16,780)
Net Cash provided by (used by) Investing Activities	(55,787)	(99,912)
FINANCING ACTIVITIES		
Capital Contributions	386,715	200,000
Due to Related Party	11,645	27,460
Net Cash provided by (used in) Financing Activities	398,360	227,460
Cash at the beginning of period	2,539	23,202
Net Cash increase (decrease) for period	7,514	(20,663)
Cash at end of period	10,053	2,539

Statement of Changes in Member Equity

	Class A Units		Class B Units				
	# of Units	$ Amount	# of Units	$ Amount	Accumulated Deficit	Accumulated Deficit of Non-Controlling Interest	Total Member Equity
Beginning Balance at 1/1/20	70,000,000	-	12,000,000	-	(22,379)	(1,313)	(23,692)
Issuance of Units	-	-	1,500,000	200,000	-	-	200,000
Net Income (Loss)	-	-	-	-	(102,102)	(20,156)	(122,258)
Ending Balance 12/31/2020	70,000,000	-	13,500,000	200,000	(124,481)	(21,469)	54,049
Issuance of Units	-	-	864,600	386,714	-	-	386,714
Net Income (Loss)	-	-	-	-	(268,470)	(49,604)	(318,074)
Ending Balance 12/31/2021	70,000,000	-	14,364,600	586,714	(392,951)	(71,074)	122,689

Trillion, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Trillion, LLC ("the Company") was formed in Louisiana on March 31st, 2017. The Company develops and produces green fuel ("Hydrodiesel(R)") that generates high performance and low emission that is sold to customers through Should be ® strategic alliances with key distributors. The Company operates mostly from Houston, Texas, and plans to build its first facility out of La Porte, Texas. HKA Hydrofuel LLC (the "Affiliate Company") is a limited company organized in February 2017 and is the sole owner of the patents and trademarks of the fuel additives and related technologies. The owners of the Affiliate Company agreed to grant the Company a license to the patents and trademarks to allow commercializing, distributing, and licensing products globally. The Company's customers, at early stages, are going to primarily be located in Texas, but it is planning to expand operations across the United States and later globally. The Company's mission is to contribute to a future of sustainable and affordable clean energy, the reversal of climate change, and to become the preferred choice for all diesel fuel consumers.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of HKA Hydrofuel, LLC, an affiliate Louisiana Limited Liability Company. It is the sole owner of the patents and trademarks it agreed to an exclusive license agreement with the Company. The Company has determined that it is the primary economic beneficiary and consolidates 100% of the entity. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company derives its revenues primarily from the sale of Hydrodiesel(R) and handling services. Revenues are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Should be ®

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Property & Equipment	3-7	158,367	11,008	-	147,358
Grand Total	**-**	**158,367**	**-**	**-**	**147,358**

Inventory

The Company's inventory consists of chemicals. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance of this inventory was $30,232 as of December 31, 2021.

Intangible Assets

The Company's intangible asset consists of patents and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5-20 years. The ending balance of this asset was $13,201 and $10,808 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In July 2018, the Company's managing members agreed to allocate a portion of their own Class A and B Units towards a Share Pool for the purposes of attracting talent and investors, and ultimately enhancing the valuation of the Company. Any Class B Units contributed towards this Share Pool have converted into Class A Units. After a stock split of 100,000 Units for 1, a total of 17,000,000 Class A Units have been allocated towards this Share Pool; however, these Units can be issued as either Class A or B Units per Management's discretion.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

In October 2021, the Company entered into a Warrant agreement allowing the holder to invest up to $250,000 in exchange for the Company's securities within a period of 24 months. The holder can invest with the same terms and rights offered in either (i) the current or any future qualified financing event during the warrant period if the Company has an open qualified financing event at the time of this warrant with signature commitments of at least 25% of the offering amount set by the Company; (ii) the qualified financing event that has closed within 90 days prior to the date of this warrant if the Company has an open qualified financing event at the time of this warrant but does *not* have signature commitments of 25% of the offering amount set by the Company; however, if no such event took place within 90 days prior to the date of this warrant, then the investment right revert back to those disclosed in option "(i)"; (iii) a priced equity qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount of the price per share, or (b) 1.1X the highest discount offered to investors; or (iv) a convertible security qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount, or (b) 1.1X the highest discount offered to investors.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020 and 2021, the Company's members incurred several costs for the purposes of funding operations. These payables bear no interest and are due upon demand. The total ending balance of these payables was $104,270 and $115,915 as of December 31, 2020 and 2021, respectively.

Pursuant to the Company Share Pool agreement, a percentage of any funds raised in the future shall be allocated to the managing members as consideration for the creation of the Company Share Pool utilizing their personal Units of ownership. In 2020 and 2021, the Company's managing members agreed to withdraw funds from the Company in the respective amounts of $74,669 and $121,881 which bear no interest and shall be due upon demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has been granted a favorable Motion for Summary Judgement, and the matter regarding a past lawsuit has been dismissed. The opposing party is appealing the judgement and the maximum costs the Company is expected to incur for legal fees are $10,000. The Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for further information.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	115,915
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with multiple classes of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

The Company has authorized 70,000,000 Class A Units. All 70,000,000 Units have been issued and outstanding as of 2020 and 2021.

The Company has authorized 30,000,000 Class B Units. 13,500,000 and 14,364,600 Units have been issued and outstanding as of 2020 and 2021.

Class A Units are the only units with the right to vote. Both Class A and B Units represent an equal portion of ownership in the Company with the same economic interest. All Units of A & B are non-dilutable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 25, 2022, the date these financial statements were available to be issued.

In January and February 2022, the Company raised $85,257 from the sale of Class B Units.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

TRILLION

LEADERS IN GREEN FUEL TECHNOLOGY


TRILLION
Creators Of The World's Most
Advanced Green Fuel Technology

Website | Houston, TX | CLEAN TECHNOLOGY

$0.00 raised

0 Investors	**$46.8M** Valuation
$0.48 Price per Share	**$480.00** Min. Investment
Units Security Type	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

TRILLION is a green fuel development and production company; we produce high performance, low emissions fuels that deliver some of the greatest greenhouse gas (GHG) reductions and operating cost benefits in the marketplace.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Triple Charged Profit Opportunity**: TRILLION's water in diesel nano emulsion fuel technology, HydroDiesel+®, delivers the largest known spectrum of greenhouse gas (GHG) reductions from any comparable hydrocarbon fuel. This enables TRILLION to not only profit from fuel sales, but to also monetize its 20-40% reduction of lifecycle carbon dioxide (CO_2) emissions and to eliminate the tax on the water portion of the fuel.

- **Market Demand:** Timing of TRILLION's solution is ideal as it addresses the immediate market issues and needs. We know that fossil fuel emissions are Climate Changes' largest contributor to GHGs and there is a growing demand for fossil fuels past 2050.

- **Already Operating, Ready to Scale:** TRILLION has invested approximately five years into product development and enhancement. We have started small scale production and trial orders with ship operators, construction companies, agricultural cooperatives and more.

- **Deep Tech Company with Great Team:** TRILLION is a high technology company with strong bench strength and experience for both development and execution. TRILLION's core team has over 200yrs of combined & directly relatable industry experience from the renewable energy, oil & gas, power generation, commodity trading, engineering, marine transportation, academic, and military segments.

OVERVIEW

Leaders in green fuel technology



TRILLI
RODIESEL
Our Goal Is To Be The
Preferred Choice
For All Diesel Fuel Consumers

The equipment in this graphic is computer generated and is currently under development, final results may differ.

Our goal at TRILLION is to be the preferred choice for all diesel fuel consumers. That's why our company satisfies 9 of the 17 UN Sustainable Development Goals and is on a mission to reduce over one metric gigaton of CO_2 from our atmosphere per year with our decentralized fuel production and distribution model.



Our Company
Green fuel development and production co. with strong ESG solution
Our Potential
HydroDiesel+® can reduce >1 metric Gigaton of CO2/yr
TRILLION

Worldwide there is $1.75 trillion of diesel fuel consumed annually, with near $200 Billion in the United States alone. (Source) Coupled with this consumption, is an immense amount of greenhouse gas emissions that can be reduced with our immediate water in diesel fuel nano-emulsion technology known as HydroDiesel+®.

We are helping improve the emissions problem for consumers, individuals, and corporations.



HydroDiesel+® Cummings 6cyl Diesel Engine Emissio...
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The some content of this video is prototype or computer generated and is currently under development, final results may differ

THE PROBLEM

CO_2 emissions from fossil fuels are climate change's largest contributor

There is a worldwide growing demand for diesel fuel past 2050, yet we believe the industry is not adequately addressing the immediate problem: **environmental air pollution and government sanctioned fossil fuel emissions.**

The World Health Organization is sounding alarm bells about the estimated 7 Million people dying each year from fossil fuel pollution (30% can be attributed to diesel emissions.)


Fossil Fuels:
Are The
Largest Contributor To Climate Change
Their Pollution
Kills 7 Million People Each Year

(Source)

Energy transition is happening, however we believe the adoption of EVs or zero emissions fuels is decades away. At TRILLION, we can reduce emissions of fuel today, using existing infrastructure without sacrificing performance or costs.


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THE SOLUTION

Just Fill N' Go! A solution with no engine modifications required: Largest spectrum of greenhouse gas reduction

We displace the amount of fuel consumed in diesel engines and gas turbines by emulsifying water (infusing water) into fuel droplets. This reduces 20% of the base fuel required, and expands the total volume to 125%.

This process results in **greatly reduced emissions, higher power output**, and **lower operating cost.** Our first fuel is known as **HydroDiesel+®.**


HydroDiesel+®
Combustion Cycle
HydroDiesel® Micelle
Water
HDAS™
Diesel Fuel
Micelle Structure
Expansion/Flash Under Compression
Fuel Atomization 60x the Surface Area
Efficient Clean Burn
Results: Lower Emissions
40%↓ CO_2
80%↓ NO_X
90%↓ PM_T
90%↓ Black Carbon
Results: Better Performance
10%↑Work
15%↓Fuel

Maximum anticipated emissions reduction and performance enhancement on a lifecycle (well-to-tailpipe) basis and net calorific energy basis, respectively.

This fuel is a high performance fuel at a non-premium price. In fact, we are priced relatively close to regular fuel, yet with an arm's length list of additional benefits. Our fuel provides lower overall operating costs due to the positive effects on engine maintenance and wear and tear.


HydroDiesel BURN Feb21 wDisclaimer
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Our technology is applicable to more than diesel fuel, we are also developing…

HydroJet™ aviation fuel
HydroBunker™ heavy marine fuel
HydroRace™ high performance race fuels.

We have a business model we feel is unlike any other oil and gas or fuel production company. That's because we have an innovative decentralized, low cost, rapidly deployed production model whereby we bring our small footprint **SMART Blending Systems™** near to the points of fuel storage, distribution and use, enabling mass adoption globally.


Blending Station Animation w Disclaimer
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**The equipment in this video is computer generated and is currently under development, final results may differ*

Our solution "plugs-in" to existing infrastructure such as the back end of a fuel refinery, into a fuel hub/terminal, or even onboard a ship. This decentralized model has less financial strain on project finance and provides faster and larger ROI.

THE MARKET

Worldwide, there is $1.75 TRILLION of diesel fuel consumed annually, with near $200 Billion in the United States alone (Source)

So the timing of TRILLION's solution is ideal as it addresses the immediate market issues and needs. We know that fossil fuel emissions are climate changes' largest contributor to greenhouse gasses (GHG) ,and there is a growing demand for fossil fuels past 2050.



TAM
$1.75 Trillion
Diesel Fuel
Global Demand
SAM - 19% US Market
$30.7 Billion
US Gulf Coast
Demand

Past steps to address the demand and needs have been made with biodiesel and renewable diesels technologies that unfortunately bring other environmental problems, mass water use and unbalanced costs versus benefits.

TRILLION's solution surpasses these partial attempts and now delivers an immediate solution with superior value proposition to consumers.

Competition

TECHNOLOGY	CAPEX	OPEX	TIME to ROI	ADOPTION EASE	CONVENIENCE FACTOR	VALIDATED RESULTS
HYDRODIESEL	↓	↓	↓	↑	↑	↓$Cost ↑BHP ↓CO2
Biodiesels	↑	↑	↑	↓	↑	↑$Cost ↓BHP ↑CO2
Regular Diesel	↑	↑	↑	↑	↑	≈$Cost ↓BHP ↑CO2
EV/Hybrid	↑	↓	↑	↓	↓	↑$Cost ↑BHP ↓CO2
Fuel Additives	↑	↑	↑	↓	↓	↑$Cost ≈BHP ≈CO2
Hydrogen Injection	↑	↑	↑	↓	↓	↑$Cost ≈BHP ↓CO2
Water Injection	↑	↓	↑	↓	↓	↓$COst ↑BHP ↓CO2

**Information in this graphic based on the opinion of the company and internal company research only.*

OUR TRACTION

Already operating, and ready to scale

UNIVERSITY of HOUSTON
CULLEN COLLEGE of ENGINEERING

We have just formalized an official research science partnership with the University of Houston Faculty of Engineering to research and advance the technology and application of TRILLION's emulsification technology for the betterment of the industry and the climate.

On top of that, our largest customer prospect has successfully completed shore-side engine and emissions performance trials in Italy. Now we are transitioning to the engine and emissions certification stage and sea trials for the ultimate purpose of adopting our fuel technology for widespread cruise line operations.


TURBINE
MARINE INC
TRILLION
HYDRODIESEL
Validation
Engine lab testing & sea-trials by largest cruise line corporation
US Navy Sea Command fuel assessments underway
Testing & licensing dialog with Super Major Oil and Gas
Revenue stage, client testimonials, & use cases
University of Houston confirmed as official research partner
Satisfy 9 of 17 UN Target Sustainable Development Goals
UN IMO soft-endorsement

We are working in partnership with one of the largest marine operators, with over 100 vessels operating in the world, to bring the HydroDiesel+® fuel solution to the maritime industry. A typical vessel can fill 80,000 gallons of fuel every 12-14 days of cruising with a significant GHG footprint that can now be drastically reduced.

More recently, TRILLION launched our newest v2.0 of our diesel fuel known as HydroDiesel+® in the summer of 2021. This is a long term thermodynamically stable fuel with an identical clear and bright appearance. We are now producing and selling this fuel with substantial interest in the Gulf Coast US.



HydroDiesel+® ***HydroDiesel®***

WHY INVEST

We have strong market demand, testimonials supported by a shift in industry seeking our type of solution

TRILLION is currently past early commercialization with revenue, client testimonials and use cases. We are now transitioning to our Foundation Building period, concentrating on our regional Off-Road production and sales.

This will include the build out and expansion of our Houston, Texas production facility, the expansion of decentralized production with regional plants located in LA, FL, & CA, and eventually our market expansion to international regions such as South America and the Caribbean. TRILLION intends to have many of our SMART Blending Systems(TM) deployed worldwide over the next half decade. These decentralized facilities will be capable of remote operation and monitoring.


TRILLION
HYDRODIESEL
3082

We are building a company that we believe will lead the fuel segment of the transitional energy economy and we plan to deliver >1.0 metric Gigatons of CO_2 reduction per year with our decentralized fuel production and distribution model.

At TRILLION, we are focused on delivering a positive total societal impact through our fuels. We will create lasting economic, humanitarian and ecological benefits by devoting our efforts to reducing the carbon intensity of hydrocarbon fuels.


HydroDiesel+®
The Solution The World's Waited For
Fast track climate change
Cost effective
Rapidly scalable decentralize approach
Lowest emission & health risk
Increased performance & efficiency
Reduces industry burden
IP Patent & proprietary protection
Regular Diesel
HydroDiesel+®

Join Us Today, It's Time to **Clean** the Energy Industry.

March 2017
Our Company Launches!
Trillion register as a company and our adventure begins with the further development and enhancement of HydroDiesel and our production methodology!

Sept 2017
HydroDiesel® Certified ASTM Compliant
Certified ASTM D975 Compliant Diesel Fuel Q4 '17

May 2018
EPA Registered Corporation
US EPA Registered for Off-Road May '18, On-Road Q4 '22 target

June 2018
International Maritime Origination Soft Endorsement
IMO shows support for Trillion HydroDiesel® technology Q2 2018 by inviting Trillion to present solution at MTCC Maritime Technology Conference.

Dec 2018
New HydroDiesel Patent Filed
New US Pat. Filed - 20yr protection Dec. '18

May 2019
HydroDiesel Third-party NATO Compliance Achieved
MIL-DTL-16884L US DOD/NATO Compliant Diesel Fuel May '19 US Navy Operation Qualified

July 2019
US Navy Sea Command Assessment Begins
US Navy begins assessing HydroDiesel+® for its expeditionary capability, being able to produce and blend at sea.

August 2019

Gas Turbine OEM Performance Runs
Collaborative testing effort between Trillion & Turbine Marine; brings a new fuel solution & gas turbine capable marketing and validation effort to the DLA/US Navy.

Feb 2020

Third Party (Client) Verification of Claims - Cruise Line Testing
Major marine operator, one of the largest in the cruise line segment validates Trillion's emissions claims.

Jan 2021

Trillion Begins Demonstration Production
Trillion started small scale commercial production with select clients to demonstrate technology viability. First sales achieved.

June 2021

HydroDiesel+® Clear and Bright Formulation Achieved
First to market with stable clear and bright HydroDiesel+® formulation, visually indistinguishable from regular diesel.

October 2021
Trillion Selected to Join NewChip
Trillion selected to join NewChip VC Venture Series A company development program.

December 2021
University of Houston Research Partner
University of Houston Faculty of Engineering confirmed as Trillion official research partner.

March 2022

StartEngine Crowd Funding Campaign
Trillion's Board decides to commence crowdfunding campaign to jumpstart new facility and market expansion phase.

May 2022

Fill N' Go!
Anticipated C-Corp Restructuring
Trillion takes steps to formalize as a Delaware C-Corp.

July 2022

Anticipated Cruise Line Commercial Sea Trials Complete
Trillion commences final phase of client commercial adoption of HydroDiesel+® fuel in cruise line segment.

September 2022

Anticipated Commissioning of new Houston Production Facility
Trillion's buildout and expansion of commercial production facility in Southwest Houston to 100GPM capacity.

In the Press

motor1.com WP Innovate Climate

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Meet Our Team



Alexander Gomez

CEO, Managing Member and Founder

Alex is an engineering graduate and has worked in oil gas, renewables and international trade and business creation his full 18yr career. His experience and capability is well beyond his years of service, and everyone that is on his team and interacts with him on this project recognizes this capability. His direct relatable experience is with petrochemical process engineering, diesel mechanics, renewable energy, international trading, business development, and marketing with a focus in developing new sustainable technologies from concept to full commercial production. Exactly what we are doing.

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a salary once the company has reached substantial fundraising. Please review our Offering Materials for more details.



Michael Brady

Chief Commercial Officer, Cofounder, Director

Mike has an engineering degree, a professional engineering license, and an MBA. He has worked 24 years in the Oil and Gas, Renewables and Power Generation industry in commercial and legal contract management roles. He has been responsible for negotiating over 100 complex energy contracts and has been seconded to create divisions overseas on expat roles. He has worked primarily for Aecon, one of Canada's largest oil and gas development companies and Babcock and Wilcox. His experience is beyond his years of service and very well qualified for the role.



Dr. Michael Fraim

CTO (Part-Time)

Dr. Michael Fraim is the Chief Technology Officer for Trillion LLC. He holds a Ph.D., MS and BS in Petroleum Engineering from Texas A&M University. He joined Trillion to lead the research and development of new fuel types that make Trillion's products environmentally sustainable and clean.

Dr. Fraim has held wide-ranging, worldwide teaching and industrial positions in his 30-year career from global oil and gas field developments and extraction research for Philips Petroleum and Aera Energy to professorships at Texas A&M in Qatar and King Fahd University in Saudi Arabia.

Dr. Fraim is a contractor and works approximately 25% of his time on Trillion.



John Leonard

Vice President, Business Development

John is an MBA graduate and has a 30yr career in energy working as a sales and customer service leader for GE, SNC Lavalin, Worley Parsons, SWRI, and Babcock and Wilcox. He has always worked at the customer side of these businesses and is very well qualified for his role.



Steve Poirier

Co-Founder, Vice President, QHSSE (Part-time)

As head of QHSSE, Steve has over 20years of direct and relatable quality, health and safety leadership experience from dozens and dozens of oil and gas projects, both onshore and off. He is also a Green Barret veteran that has served in the gulf war as a specialist paramedic and an air ambulance emergency response professional. He is absolutely well qualified and experienced for his role.

Steve currently works part-time for Trilion.



Alvaro Cabrera

Co-Founder, Director, Engineering

Alvaro is head, of Engineering is with and electrical engineering degree, over 30yrs experience in engineering leadership roles working for international companies on complex engineering capacities.



RADM(Ret.) Christopher Weaver

Board Advisor, & Sr. Business Development NATO and DOD

RADM Weaver graduated from the U.S. Naval Academy with the Class of 1971, majoring in International Affairs. He holds a Master of Public Administration from The George Washington University and is a distinguished graduate of the Eisenhower School for National Security and Resource Strategy, The National Defense University. RADM Weaver is responsible for Trillion's business development efforts with military organizations as well as major marine operators. RADM Weaver has been instrumental in advancing Trillion's efforts with the US Navy and major cruise line organizations. He also is a principal member of Trillion's Advisory Board.



Renato Storari

Trillion Board Advisor, Naval Technical Advisor

Renato Storari is a highly effective executive with a proven record of success focused on over 45yrs of complex naval engineering projects directly related to fuels and energy efficiency on large ocean-going vessels. Renato has applied his Chief Research and Development engineering leadership capabilities and administrative expertise to the design, construction, and conversion of passenger vessels and to the operation of the existing fleet during his 37yr career at Carnival Corporation. Prior to his tenure at Carnival, Renato spent 14yrs working at Exxon corporation at Chief Engineering leading development projects related to energy conservation and carried out many modifications and installations onboard vessel and at refineries to reduce fuel consumption and improve efficiency.



Felipe Suarez

CFO Advisor

Felipe is an experienced strategic advisor and CFO Advisor for to Trillion. He has over 30 years of combined experience in largely senior financial and leadership roles in the energy and manufacturing industries. He has been a noteworthy leader as a C-level player for many domestic and foreign companies in different industries. Felipe worked as Chief Financial Officer and Treasurer at Fletcher Petroleum Corp in Alabama, but can also be credited with contributions to Radial Drilling Services, Inc. as CFO and board member; General Manager at PetroVista Energy Corp.; and Corporate Controller at Salamander Energy Corp., oil and gas public company focused on exploring and developing hydrocarbon assets in South America and Southeast Asia, respectively.



Scott Smouse

Advisor, Global Markets

Scott has more than 40 years of experience cutting across nearly every aspect of fossil energy utilization. He recently retired after 7 years as a Senior Advisor in U.S. Department of Energy's Office of Fossil Energy and Carbon Management in Washington, DC, and 29 years in RD&D and management positions at DOE's National Energy Technology Laboratory (NETL) in Pittsburgh, Pennsylvania. His role with Trillion focuses on advising on Global Market technical, commercial, and governmental insights, and helping our business navigate and connect with energy and environmental technology markets around the world.

Offering Summary

Company	Trillion, LLC
Corporate Address	8211 FAIRBANKS - WHITE OAK RD., Unit 7, Houston, TX 77040
Offering Minimum	$9,999.84
Offering Maximum	$1,069,999.20
Minimum Investment Amount (per investor)	$480.00

Terms

Offering Type	Equity
Security Name	Class C Shares
Minimum Number of Shares Offered	20,833
Maximum Number of Shares Offered	2,229,165
Price per Share	$0.48
Pre-Money Valuation	$46,801,600.80

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Time-Based

Family and Friends Early Birds

Invest within the first 7 days and receive an additional 5% bonus shares.

Super Early Birds

Invest within the first 7 days and receive an additional 4% bonus shares.

Early Birds

Invest within the first 3 days and receive an additional 3% bonus shares.

Amount-Based

Single ($2500+)

Receive official Limited Addition Trillion Race Hat and an additional 5% bonus shares.

Double ($5,000+)

Receive official Limited Addition Trillion Race Hat and an additional 7% bonus shares.

Triple ($15,000+)

Receive official Limited Addition Trillion Race Hat and Race Jersey and an additional 10% bonus shares and receive invites to TRILLION Deep Sea Fishing Cruise (day trip) with one of our partner's 65ft fishing yachts powered by HydroDiesel+® in Galveston TX.

Homerun ($25,000+)

Receive official limited-edition Trillion Race Hat and Race Jersey and an additional 12% bonus shares and receive invites to TRILLION Deep Sea Fishing Cruise (day trip) with on one of our partner's 65ft fishing yacht's powered by HydroDiesel+® in Galveston TX.

The 10% StartEngine Owners' Bonus

TRILLION will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Shares at $0.48/ share, you will receive 110 shares of Class C Shares, meaning you'll own 110 shares for $48. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Eligible Owner's Bonus investors will also be eligible for the corresponding merchandise and or sea cruise event depending on the tier level of their investment.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

Conditions for All Investors

**All perks occur when the offering is completed.*

**Investors will only receive a single bonus of extra shares (not aggregate), which will be the highest bonus rate they are eligible for. Investor Bonuses are based on the number of shares purchased by the Investor.*

*** Domestic postage by Trillion, International postage by Investor for rewards.*

**** Travel excluded for rewards.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TRILLION Corporate Tino, the HydroDiesel Man Video Transcript.

Hello everyone, my name is Tino, the HydroDiesel man.

Let me tell you more about myself and how I can help solve global humanitarian and environmental concerns.

My maker, Trillion, creates me every time they use their smart blending systems, forming me as a new, premium and green type of fuel to power any diesel engine. I am not like regular diesel fuel, I am cleaner, less toxic, environmentally friendly and also smarter. I can power any diesel engine without engine modifications or retrofits, and I can mix with regular diesel when needed.

I help diesel engines stay better lubricated and enhance combustion process, increasing their performance and work output while significantly reducing harmful emissions…ultimately, Improving air quality around us for a better health and greener environment.

I will be in your region soon helping improve air quality while providing you financial benefits. We look forward to serve you and, together foster a greener and healthier world. I will be seeing you again soon, and remember HydroDiesel, just Fill N' Go!.

Trillion Investor Video Transcription:

Trillion Investor Video Transcription:

Pollution is triggering climate change and contributing to the deaths of sea, birds and mammals. And according to the world health organization, approximately 7 million people die due to air pollution every year, up to thirty-eight percent of these deaths can be correlated to diesel emissions. Something needs to change. Well, carbon tax legislation, reducing pesticides, adopting renewable energy, such as wind and solar and the production of hybrid or fully electric vehicles may help in the process of change. The resources and time required to make a sustainable change is too high, too long, and too late. Over the next decade. Fossil fuel dependent regions will continue to pollute our planet with diesel combustion. The immediate solution to the humanitarian and ecological devastation caused by toxic emissions is hydro diesel. The world's first sustainable fuel that is reducing harmful greenhouse gas emissions and particulate by up to forty percent. Trillion has developed a protected technology that removes the harmful emissions found in regular diesel and is cost-effective fuels.

Hello. My name is Michael Brady. I'm the chief commercial officer of trillion. We're based out of the United States. We're in renewable fuel company, and I'm very glad to be here today to tell you about hydro diesel. We believe it's the greatest fuel invention since unleaded gasoline. Over the past decade, our researchers have spent time creating a new fuel technology called hydro diesel.

Hydro diesel is a mixture of water, diesel fuel, and a catalyst known as hydro diesel additive solution. We're very pleased to introduce this to you today because we believe it's going to change the world of fuel consumption. We're seeking to commercialize the product. A lot of our research and development, our IP protection and marketing has been completed.

Now we're ready to deploy the product globally. We're focusing on three key locations. We have projects that are in the mining, the transportation and the marine industries, these projects are located in Southeast Asia, south America and north America. As an investor in trillion, you can help fund a large-scale initiative to reduce greenhouse gas emissions from our environment.

Through the deployment of hydro diesel, you will enjoy the satisfaction of owning part of a company with a potentially far-reaching environmental solution that delivers massive total societal impact on our planet. The global market demand for diesel fuel is 29 million barrels of diesel fuel a day and that equates to 4.8 billion us dollars. And imagine for a moment that we can extend the life of that fuel by as much as 25% and reduce the emissions by over 40% . Hydro diesel is cost-effective fuel, efficient and poised to make a necessary change. In the way we consume fossil fuels. This has significant humanitarian, ecological and financial benefit, and we invite you to be a part of trillion and the hydro diesel project. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

OF

TRILLION, LLC

A LOUISIANA LIMITED LIABILITY COMPANY

EFFECTIVE AS OF APRIL 21, 2017

THE INTERESTS DESCRIBED AND REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("THE "ACT") OR ANY APPLICABLE STATE SECURITIES LAWS ("STATE ACTS") AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE ACT AND APPLICABLE STATE ACTS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE ACTS, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

OPERATING AGREEMENT

OF

TRILLION, LLC

This Operating Agreement is made and entered into effective as of the ___ day of April 2017, (the "Effective Date") by and among the Company and each of the Members whose signatures appear on the signature page hereof (the "Initial Members"). In consideration of the mutual covenants herein contained and for other good and valuable consideration, the Members and the Company (and each person who subsequently becomes a Member) hereby agree as follows:

ARTICLE 1.
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"**Act**" means the Louisiana Limited Liability Company Act, La. R.S. 12§1301 *et seq*., as amended from time to time.

"**Affiliate**" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, and (ii) any Person owning or controlling 10% or more of the outstanding voting interests of such Person. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" means this Operating Agreement as originally executed and as amended from time to time.

"**Business**" means the business of the Company as defined in **Section 3.1**.

"**Capital Contribution**" means, with respect to a Member, the money and other property contributed to the Company by the Member.

"**Certificate of Formation**" **or** "**Certificate**" means the Certificate of Formation of the Company as filed with the Secretary of State of the State as the same may be amended from time to time.

"**Class A Members**" means Members who are holders of Class A Units in the Company.

"**Class B Members**" means Members who are holders of Class B Units in the Company.

HS A-6

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" means Trillion, LLC, a Louisiana limited liability company.

"**Company Property**" means all assets (real or personal, tangible or intangible, including cash) of the Company.

"**Confidential Information**" means all information relating in any way to the Company's current or contemplated business or activities, or the Company's actual or demonstrably anticipated research and development activities, or the business of any of its Affiliates, members, managers, officers, employees, clients, consultants, or business associates, which may be made known to any Member by the Company or by any of its Affiliates members, managers, officers, employees, clients, consultants, or business associates, or learned or developed by an Member during the term of this Agreement, and not generally known outside of the Company's organization. Confidential Information includes, by way of illustration, but not limitation, any and all technical and non-technical information, including, (a) all innovations, inventions, discoveries, sketches, drawings, models, apparatus, equipment, engineering, designs, specifications, technologies, processes, formulas, methods, research and development, techniques, trade secrets, algorithms, computer programs, computer hardware or software, software source documents, electronic codes, mask works, inventions, original works of authorship, copyrights, copyrightable works, patents, patent applications, trademarks, service marks, formats, research projects, test results, and all improvements, know-how, data, rights, and claims related to the foregoing, whether or not patentable, that are conceived, developed or created during the term of this Agreement (b) information about products, costs, profits, markets, sales, contracts and lists of customers, and distributors, and (c) business, marketing, and strategic plans, (d) forecasts, unpublished financial information, budgets, projections, and customer identities, characteristics and agreements; and (e) employee personnel files and compensation information. Confidential Information is intended to be broadly defined, and includes all information that has or could have commercial value or other utility in the business in which the Company is engaged or contemplates engaging, and all information of which the unauthorized disclosure could be detrimental to the interests of the Company, whether or not such information is expressly identified as Confidential Information by the Company.

"**Distributable Cash**" means, with respect to any fiscal period, the excess of all cash receipts of the Company from any source whatsoever (including, without limitation, normal operations, sales of assets, proceeds of borrowings, Capital Contributions of the Members, proceeds from a capital transaction, and any and all other sources) over the sum of the following amounts:

(a) all cash expenditures incurred incident to the ordinary operation of the Company's business;

(b) payments of principal, interest, premiums, points, and other costs of borrowing under any indebtedness of the Company (including, without limitation, any mortgages, security interests, or other liens encumbering any of the Company's property or assets); and

HS A.G

(c) Reserves at not less than $5,000.00.

"**Economic Interest**" means a Member's share of one or more of the Profits, Losses and Distributions pursuant to this Agreement and the Act, including such rights that the Member has with respect to any Units held by it.

"**Entity**" means any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, Company, joint venture, trusts, business trust, cooperative or association or any foreign trust or foreign business organization.

"**Initial Member**" or "**Initial Members**" means Alex Gomez and Huey Segura.

"**Manager**" or "**Managers**" means the manager or board of Managers of the Company selected from time to time by the Members entitled to vote thereon in accordance with this Agreement, as listed on **Exhibit 1**.

"**Member**" means each of the parties who have execute a counterpart of this Agreement as an Initial Member, and each of the parties who may hereafter be admitted as a Member in accordance with this Agreement. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all of the rights of a Member with respect to such purchased or otherwise acquired Ownership Interest, as the case may be.

"**Membership Interest**" means a Member's entire interest in the Company, including such Member's Economic Interest and such other rights and privileges that the Member may enjoy by being a Member.

"Patents and Trademarks" means all trademarks, industrial designs, patents, service marks, logos, brand names, trade names, domain names and/or slogans used in connection with the Products (whether registered or unregistered), including but not limited to U.S. Patent 4,877,414, U.S. Patent 5,372,613, U.S Patent 7,192,797, P.C.T. publication No. WO 86/00333, and pending U.S. Patent 10/983/992 Filed November 8, 2004, and any modifications, alternatives, or enhancements to the fuel additive, and any related, potentially competing fuel.

"Products" means the patented Hydrosol fuel additive and any related technologies patented or developed (including, but not limited to, U.S. Patent 4,877,414, U.S. Patent 5,372,613, U.S Patent 7,192,797, P.C.T. publication No. WO 86/00333, and pending U.S. Patent 10/983/992 Filed November 8, 2004), and any modifications, alternatives, or enhancements to the fuel additive, and any related, potentially competing fuel.

"**Profit**" means the amount by which the Company's net revenue exceeds its net losses, calculated in accordance with generally accepted accounting principles (GAAP).

"**Secretary of State**" means the Secretary of State of the State.

"**State**" means the State of Louisiana.

HS A-G

ARTICLE 2.
FORMATION OF COMPANY

2.1 Formation. On March 31, 2017 the Company was formed pursuant to the Act by the execution and delivery of a Certificate of Formation to the Secretary of State in accordance with and pursuant to the Act.

2.2 Name. The name of the Company is Trillion, LLC.

2.3 Principal Place of Business. The principal place of business of the Company is 100 Henderson Road, Lafayette, Louisiana 70508. The Company may locate its places of business and registered office at any other place or places as the Manager or Managers may from time to time deem advisable.

2.4 Registered Office and Registered Agent. If required to have a registered office and agent by the Act, the Company's initial registered office and the name of the registered agent at such address shall be as set forth in the Certificate. Such registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

2.5 Term. The term of the Company shall commence with the filing of the Certificate of Formation and shall continue in existence until it terminates in accordance with the provisions of this Agreement or the Act.

ARTICLE 3.
BUSINESS OF COMPANY

3.1 Permitted Business. The permitted business of the Company (referred to herein collectively as the Company's "Business") shall be any lawful business purpose allowed pursuant to the laws of the State of Louisiana.

ARTICLE 4.
NAMES AND ADDRESSES OF MEMBERS

4.1 The names and addresses of the Members are as set forth on **Exhibit 2**. Members may change their record address by giving notice to the Company in the manner permitted by **Section 14.1**.

ARTICLE 5.
MEMBERSHIP UNITS

5.1 The Company is and shall be authorized to issue to the Members 600 Class A Units and 400 Class B Units.

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5.2. Only Class A Units shall be entitled to attend and vote at meetings of the Members. Class B Units shall have no voting rights or other rights to manage or participate in the Business of the Company.

5.3. Each Class A Unit and Class B Unit shall represent an equal portion of ownership of the Company and shall represent the same Economic Interest. As such, the total issued Class A Units shall represent sixty (60%) percent of the total ownership of the Company and the total issued Class B Units shall represent forty (40%) percent of the total ownership of the Company.

5.4 As of the Effective Date, the Class A Units and Class B units are held as set forth in **Exhibit 2** hereto.

5.5 Registration. Neither the Class A Units nor the Class B Units of the Company have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Laws of Louisiana or any other state. Without such registration, such securities may not be sold, pledged, hypothecated, or otherwise transferred at any time whatsoever, except upon delivery to the Company of a written opinion of counsel satisfactory to the Members that registration is not required for such transfer and/or the submission to the other Members of such other evidence as may be satisfactory to the Members to the effect that any such transfer will not be or result in violation of the Securities Act of 1933, as amended, and/or applicable State Securities Laws, and/or any rule or regulation promulgated thereunder. Additionally, any sale or other transfer of the Company's Class A Units and/or Class B Units is subject to certain restrictions that are set forth in this Operating Agreement.

ARTICLE 6.
RIGHTS AND DUTIES OF MANAGERS.

6.1 Management. The business and affairs of the Company shall be managed by two Managers and a Chief Executive Officer ("CEO"). Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Managers and CEO shall have full and complete authority, power and discretion to manage and control the Business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's Business.

6.2 Identification, Tenure and Qualifications. The initial Managers of the company shall be Alex Gomez and Huey Segura. The number of Managers may be amended from time to time by the unanimous vote of the Class A Members, but in no instance shall there be less than one Manager. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the unanimous vote of the Members. Each Manager shall hold office until such Manager resigns pursuant to **Section 6.9** or is removed by the Class A Members pursuant to this **Section 6.2**. Each Manager shall be appointed or removed, and each vacancy shall be filled, by the unanimous vote of the Class A Members. A Manager need not be a resident of the State or a Member. The number of Managers authorized from time to time in

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accordance with this Agreement and the name of each Person appointed and then serving as a Manager in accordance with this Agreement shall be maintained on **Exhibit 1**.

6.3 Certain Powers of Managers. The scope of the Managers authority shall be and include any matters pertaining to the marketing and growth of the Company, the international operations of the Company, the sublicensing of any rights in the Patents and Trademark, and the sale and distribution of the Products. Without limiting the generality of Section 6.1, but subject to the limitations of **Sections 6.5 and 6.6**, the Managers shall have the power and authority on behalf of the Company to:

(a) Manage all aspects of the Company's business pertaining to the marketing and growth of the Company, the international operations of the Company, the sublicensing of any rights in the Patents and Trademark, and the sale and distribution of the Products;

(b) Acquire tangible, intangible, real or personal property from any Person as is necessary, in the reasonable opinion of the Managers, for the conduct of the Business of the Company. The fact that a Manager or Member is directly or indirectly Affiliated or connected with any such Person shall not prohibit the Manager from dealing with that Person, provided that except as otherwise expressly provided in this Agreement, the terms of any such dealing are not less favorable to the Company than could be obtained from an unrelated party;

(c) Hold and own any Company Property in the name of the Company;

(d) Borrow money for the Company on such terms and conditions as are necessary, in the reasonable opinion of the Manager(s), for the conduct of the Business of the Company, and in connection therewith, to hypothecate, encumber and grant mortgages on and security interests in Company Property to secure repayment of the borrowed sums;

(e) Enter into any and all such other agreements on behalf of the Company, with any other Person as are necessary, in the reasonable opinion of the Manager(s), for the conduct of the Business of the Company, in such forms as the Manager(s) may approve, provided that, except as otherwise expressly provided in this Agreement, the terms of any such agreements with Affiliated Persons are not less favorable to the Company than could be obtained from an unrelated party;

(f) Obtain and continue in force property, liability and all other policies of insurance deemed necessary by the Manager(s) for purposes of protecting the Company's Property and its Business, and complying with the terms and conditions of any mortgage, lease or other agreement encumbering or pertaining to Company Property;

(g) Pay any and all taxes, charges, assessments, and levies, assessed or imposed upon the Company or any Company Property;

(h) Pay on or before the due date thereof all amounts properly due and payable by the Company to any Person;

(i) Invest any Company funds in demand deposit accounts or money market accounts maintained at financial institutions insured by the Federal Deposit Insurance Company ('FDIC"), securities issued or guaranteed by the United States, repurchase agreements with FDIC insured financial institutions secured by such securities, investment grade corporate debt instruments having a maturity of not greater than three (3) years, or shares of open-end investment companies that own only the foregoing categories of securities;

(j) Execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of Company Property; assignments; bills of sale; leases; and any other instruments or documents necessary, in the reasonable opinion of the Manager(s), to the conduct of the Business of the Company;

(k) Employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(l) To execute and file such other instruments, documents and certificates which may from time to time be required by the laws of the State or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(m) From time to time open bank accounts in the name of the Company;

(n) Hire employees and/or officers of the company on such terms and salaries as are reasonable for similarly sized companies in the same industry as the Company; which employees and/or officers may be a Member and/or Manager, provided that except as otherwise expressly provided in this Agreement, the terms of any such employment agreement is not less favorable to the Company than could be obtained from an unrelated party; and

(o) To do and perform all other acts as may be necessary or appropriate, in the reasonable opinion of the Executive Manager, to the conduct of the Company's Business.

6.4 Intentionally Omitted.

6.5 Limitations on Authority, Unanimous Consent Required. Notwithstanding any other provision of this Agreement to the contrary, no Manager shall cause or commit the Company to do any of the following without the prior written consent of all of the Class A Members of the Company:

(a) Cause or enter into any agreement obligating the Company to undergo a reorganization from a limited liability company to some other form of Entity;

(b) Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code;

(c) Cause or enter into any agreement for the purchase of the stock or other equity of any other Person or Entity, or of all or substantially all of the assets of any Person or Entity, or for the merger or consolidation of the Company with or into any Person or Entity;

(d) Cause or enter into any agreement obligating the Company's Sale of all or substantially all of the Company's assets;

6.6 Limitations on Authority, Majority Consent Required. Notwithstanding any other provision of this Agreement to the contrary, no Manager shall cause or commit the Company to do any of the following without the prior consent of a majority Class A Members of the Company:

(a) Acquire any single item of tangible, intangible, real or personal property valued at five million ($5,000,000) dollars;

(b) Enter into any loan transaction where the borrowed amount is in excess of one million ($1,000,000) dollars;

(c) Enter into any agreements on behalf of the Company where the total value of the contract, measured by the amount to be paid and/or received by the company, exceeds five million ($5,000,000) dollars; and

(d) Initiate legal action on behalf of the Company.

6.7 Liability for Certain Acts. No Manager or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member (or successor thereto), except to the extent, if any, that the loss or damage shall have been the result of gross negligence, fraud, deceit or willful misconduct on the part of such Manager or officer, or breach of this Agreement by such Manager or officer.

6.8 Indemnification of Managers and Employees.

(a) Right to Indemnification of Managers. Subject to the other provisions of this Section 6.8, the Company shall indemnify and advance expenses to every Manager (and to such Person's heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such Person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("a proceeding"), in which such Manager

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was or is made or is threatened to be made a party or is otherwise involved by reason of the fact that such Person is or was a Manager of the Company; provided, however, that the Company shall have no obligation to so indemnify any Manager for such Manager's own gross negligence, fraud, deceit, willful misconduct, or breach of this Agreement. The Company shall not be required to indemnify any such Person in connection with a proceeding initiated by such person if the proceeding was not authorized by the Manager(s).

(b) Advancement of Expenses of Managers. The Company shall pay the expenses of Managers incurred in defending any proceeding in advance of its final disposition ("advancement of expenses"); provided, however, that the payment of expenses incurred by a Manager in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Manager to repay all amounts advanced if it should be ultimately determined that the Manager is not entitled to be indemnified under this Section 6.8 or otherwise.

(c) Insurance. The Manager(s) may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, purchase and maintain at the Company's expense insurance: (i) to protect the Company against any loss or liability which it incurs as a result of the indemnification of Managers or employees under the provisions of this Section 6.8 and (ii) to protect or insure Managers or employees against any loss or liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this Section 6.8.

(d) Amendment or Repeal. Any repeal or modification of the Section 6.8 shall not adversely affect any right or protection hereunder of any Person in respect of any act or omission occurring prior to the time of such repeal or modification.

6.9 Resignation of Manager. Any Manager may resign at any time by giving written notice to the Members. The resignation of any Manager shall take effect upon notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member.

6.10 Compensation. No Manager rendering services to the Company shall be entitled to compensation for the value of such services, except as provided for in Section 6.10. Provided, however, that nothing herein shall prevent a Manager from also holding a salaried position with the Company, including, but not limited to, the position of CEO.

6.11 Chief Executive Officer. In addition to the Managers, the Company shall also have a CEO who shall have authority over the day to day operations of the Company and shall exercise all rights and powers ordinarily granted to the CEO of a similarly sized company. The CEO shall be selected by the unanimous vote of the Class A Members and shall serve until such time as (s)he resigns or is removed by the unanimous vote of the Class A Members. The initial CEO shall be Alex Gomez.

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6.11.1. The CEO shall be entitled to draw a salary to be determined by agreement of the Managers, but which is reasonably commensurate with that paid to CEOs of similarly sized companies in the same industry.

6.11.2. The Members agree and understand that in addition to a salary, the CEO may be compensated through year-end bonuses of up to five percent (5%) of the annual Profit of the Company; provided, however, that such bonuses shall not be paid if they would unreasonably interfere with the operations of the Company of unduly limit the Company's growth.

6.12 Titles of Managers. Titles of Mangers and associated duties can change in accordance to changes in the corporate structure at any time the Class A Members determine it is necessary upon the unanimous agreement of the Class A Members.

ARTICLE 7.
RIGHTS AND OBLIGATIONS OF MEMBERS

7.1 Limitation of Liability. Except as otherwise provided by the non-waivable provisions of the Act or by this Agreement, no Member shall be liable for an obligation of the Company solely by reason of being or acting as a Member.

7.2 List of Members. Upon written request of any Member made in good faith and for a purpose reasonably related to the Member's rights as Member under this Agreement (which reason shall be set forth in the written request), the Managers shall provide a list showing the names, addresses and Ownership Interests of all Members.

7.3 Member Have No Agency Authority. Except as expressly provided in this Agreement, the Members (in their capacity as Members) shall have no agency authority on behalf of the Company, and no right to participate in the business of the Company.

7.4 Company Books. In accordance with **Section 9.6** herein, the Manager(s) shall maintain and preserve, during the term of the Company, and for five (5) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense.

7.5 Priority and Return of Capital. Except as otherwise expressly set forth in **Articles 9 and 13** of this Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses or Distributions; provided, however, that this **Section 7.5** shall not apply to loans (as distinguished from Capital Contributions) which Member has made to the Company.

ARTICLE 8.
CONTRIBUTIONS TO THE COMPANY

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8.1 Members' Capital Contributions. Each Initial Member shall make an initial Capital Contribution to the Company for the Membership Units received as set forth herein, in the amount of $___________ per Membership Unit held by that Member. This Capital Contribution shall be due no later than _______ days after the Effective Date.

8.2 Additional Capital Contributions. If required by a majority vote of the Class A Members, the Members may be required to make an additional Capital Contribution, provided that the amount of the required additional Capital Contribution shall not exceed the lesser of: (a) $_____________ or: (b) the amount received by the Member as distributions from the Company in the preceding 365 days. Any such contributions shall be in proportion to the Members' Economic Interest in the Company, and shall be due not less than thirty (30) days from the date of notice of the need to provide such amount.

8.3 Failure to Make Capital Contribution. In the event that any Member fails to timely make a Capital Contribution provided for in this Article 8, that Member shall forfeit the right to receive distributions in the amount one hundred and fifty percent (150%) of the payment missed, which amount shall instead be distributed to the remaining Members in proportion to their Economic Interest.

ARTICLE 9.
DISTRIBUTIONS, INCOME TAX, ELECTIONS AND REPORTS

9.1 Profits and Losses from Operations. For financial accounting and tax purposes the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative Economic Interest in the Company.

9.2 Certified Public Accountant. All funds received by the Company shall first be placed in the control of a certified public accountant ("CPA") to be selected by the Manager(s). From said funds the CPA shall first pay all amounts currently due to any third party from the Company, then any amounts due to any Member or Manager. Any remaining amounts may be retained, reinvested or distributed as provided herein.

9.3 Distributions. The Members shall determine and distribute all Distributable Cash annually or at more frequent intervals as they see fit; provided, however, that the Members agree to follow any reasonable advice received from their CPA as to the amount that should be kept in reserve to cover future Costs.

9.4 Limitation Upon Distributions. No Distribution shall be made if such Distribution would violate the Act.

9.5 Interest on and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contribution or to return of its Capital Contribution, except as otherwise specifically provided for herein.

9.6 Records and Reports. At the expense of the Company, the Manager(s) shall maintain records and accounts of all operations and expenditures of the Company as follows:

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(a) At a minimum the Company shall keep at its principal place of business the following records:

i). A current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present;

ii). A copy of the Certificate of Formation of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

iii). Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent Fiscal Years;

iv). Copies of the Company's currently effective written Agreement, copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three (3) most recent Fiscal Years;

v). Minutes of every annual, special meeting and court-ordered meeting;

vi). Any written consents obtained from Members for actions taken by Members without a meeting.

9.7 Returns and Other Elections.

(a) The Manager(s) shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Fiscal Year.

(b) All elections permitted to be made, by the Company under federal or state laws shall be made by unanimous vote of the Class A Members.

ARTICLE 10.
TRANSFERABIITY

10.1 Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through the issuance by the Company of a new interest in the Company, by attempted or actual sale or transfer of a membership interest, or otherwise, without the prior, unanimous written consent of the Class A Members.

10.2 Each Member hereby acknowledges the reasonableness of the restrictions on Sale of Ownership Interests imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Sale contained herein shall be specifically enforceable.

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10.3 In the event that any Member sells or otherwise transfers or encumbers his ownership interest, whether by sale, operation of law, or otherwise, in whole or in part, to a third party (including any transfer to a Member's heirs occurring as a result of the death or incapacity of the Member) without the prior, unanimous written consent of the remaining members, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, but shall be bound pursuant to the terms of this Agreement to the same extent as the transferring member in all other respects. Without limiting the foregoing, any interest of such transferee shall be automatically converted to Class B Units.

10.4 Notwithstanding the foregoing, in the event that Alex Gomez determines that outside capital is needed to grow or preserve the Company, Alex Gomez is hereby authorized, in his sole discretion, to sell and/or transfer up to a total of 100 Class B Membership Units without prior approval of the Members, provided that the proceeds of such sale and/or transfer shall become the property of the Company.

ARTICLE 11.
ISSUANCE OF MEMBERSUIP INTERESTS; OPTIONS; CONVERSION RIGHTS

11.1 <u>Issuance of Additional Membership Interests to New Members</u>. No Person may become a Member of the Company unless such issuance and the terms of such issuance is approved in advance in writing by the unanimous written consent of the Class A Members.

11.2 <u>Part Year Allocations With Respect to New Members</u>. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. In accordance with the provisions of Section 706(d) of the Code and the Regulations promulgated thereunder, the Manager may, at its option, at the time a Member is admitted, close the Company books (as though the Company's Fiscal Year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's Fiscal Year in which a Member became an Member.

ARTICLE 12.
MEMBERSHIP DEADLOCK

12.1 <u>Deadlock defined</u>. If the Class A Members are unable to agree on any of the matters described in Section 6.5 or any other Company decision which this Agreement provides is to made by a majority of the Class A Members, and such disagreement continues for seven (7) days despite good faith deliberations by the Members, then the Members shall be considered to be deadlocked.

12.2 <u>No application to decisions requiring unanimous consent</u>. This Article 12 shall not apply to any decision which the Act or this Agreement requires be made by unanimous vote of the Members and/or Class A Members.

12.3 Mediation. In the event of a deadlock, the deadlock shall first be mediated (the "Mediation") within 15 days from the date a written request for mediation is made by any Class A Member. The Mediation shall take place in Lafayette, Louisiana (unless otherwise mutually agreed). The Mediation shall be conducted before a single mediator to be agreed upon by the Members. If the Class A Members cannot agree on the mediator, each Member shall select a mediator and such mediators shall together unanimously select a neutral mediator who will conduct the mediation. Each Member shall bear the fees and expenses of its mediator and the Company shall equally bear the fees and expenses of the final mediator. The Class A Members shall mediate their dispute for not less than four (4) hours in an attempt to reach an amicable resolution. In the event mediation is unsuccessful, the Class A Members shall arbitrate their dispute as set forth below.

12.4 Arbitration. In the event of a deadlock which cannot be resolved through mediation, the deadlock shall be arbitrated (the "Arbitration") within 15 days from the date a written request for arbitration is made by any Class A Member. The Arbitration shall take place in Lafayette, Louisiana (unless otherwise mutually agreed). The Arbitration shall be conducted before a single arbitrator to be agreed upon by the Members. If the Class A Members cannot agree on the arbitrator, each Member shall select a arbitrator and such arbitrators shall together unanimously select a neutral arbitrator who will conduct the arbitrator. Each Member shall bear the fees and expenses of its arbitrator and the Company shall equally bear the fees and expenses of the final arbitrator. Unless the parties to the dispute agree otherwise, the arbitration will be conducted under the following rules: (1) no party to the dispute shall have any right to conduct discovery in connection with the arbitration; (2) each party to the dispute shall be entitled to submit one pre-arbitration brief of not more than 15 pages, double spaced; (3) each party's presentation to the arbitrator shall last not more than three hours, and may include the questioning of any other Member; and (4) each party to the dispute may, but need not, be represented by counsel.

ARTICLE 13.
DISSOLUTION AND TERMINATION

13.1 Dissolution.

(a) The Company shall be dissolved only upon the unanimous written consent of the Class A Members.

(b) Notwithstanding anything to the contrary in the Act, the Company shall not be dissolved upon the death, Disability, retirement, resignation, expulsion, Bankruptcy or dissolution of a Member.

(c) As soon as possible following the execution of the unanimous consent effecting the dissolution of the Company, the appropriate representative of the Company shall execute all documents required by the Act at the time of dissolution and file or record such statements with the appropriate officials.

13.2 Effect of Dissolution. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until winding up and Distribution is completed.

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13.3 Return of Contribution Nonrecourse to Other Members. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Members shall have no recourse against any other Member.

ARTICLE 14.
MISCELLANEOUS PROVISIONS

14.1 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by telecopy or facsimile transmission, delivered by messenger or overnight courier, or mailed, certified first class mail, postage prepaid, return receipt requested, and addressed or sent to the address of the Company, Manager or Member set forth on **Exhibit 2**. Such notice shall be effective: (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by telecopy or facsimile transmission, upon confirmation of receipt (or if the date of such confirmation of receipt is not a business day, upon the next business day); or (c) if mailed, upon the earlier of three (3) business days after deposit in the mail and the delivery as shown by return receipt therefore. Any Member, Manager or the Company may change its address by giving notice in writing of its new address.

14.2 Books of Account and Records. Proper and complete records and books of account shall be kept or shall be caused to be kept by the Manager, in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive office of the Company and shall be open to the reasonable inspection and examination of the Members or their duly authorized representatives during reasonable business hours.

14.3 Application of State Law. This Agreement, and the application and interpretation hereof shall be governed exclusively by its terms and by the laws of the State, and specifically the Act.

14.4 Waiver of Action for Partition. Each Member irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the Company Property.

14.5 Amendments. This Agreement may be amended only with the written agreement of all of the Class A Members of the Company.

14.6 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

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14.7 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

14.8 Effect of Inconsistencies with the Act. It is the express intention of the Members and the Company that this Agreement shall be the sole source of agreement among them, and, except to the extent that a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. In the event that the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members and the Company hereby agree that the duties and obligations imposed on the Members as such shall be those set forth in this Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

14.9 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.10 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. Without limiting the generality of the foregoing sentence, to the extent that any provision of this Agreement is prohibited or ineffective under the Act or common law, this Agreement shall be considered amended to the smallest degree possible in order to make the Agreement effective under the Act or common law.

14.11 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, Legal Representatives, successors and assigns.

14.12 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any creditors of any of its Members.

14.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

14.14 Confidential Information.

(a) Except as set forth herein, no Member shall prior to the completion of the winding up and liquidation of the Company (the "Liquidation") or for a period of two

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years thereafter, use or disclose to any Person (except in the business of the Company) any Confidential Information of the Company.

(b) The obligations under this **Section 14.14** shall not apply to information:

i). which becomes publicly available without breach of this Agreement (in which case said obligations will only apply to such information until such public availability occurs); or

ii). which a Person (A) already possessed without obligation of confidentiality prior to disclosure by the Company (however, the obligations under this Section shall apply to any such information in which such Person's right, title, and interest are or have been assigned or otherwise transferred to the Company), (B) develops independently (in which case said obligations will only apply to such information until such independent development is made), or (C) rightfully receives without obligation of confidentiality from a third party (in which case said obligations will only apply to such information until such rightful receipt occurs).

(c) Upon the request of the Company, each Manager and each Member shall return to the owner of any Confidential Information all copies, transcriptions of other reproductions of, and any notes relating to, such owner's Confidential Information. Each Manager and Member acknowledge and agree that the Company and each other owner of Confidential Information would be irreparably harmed if any of its Confidential Information were to be used or disclosed in violation of this Agreement, and further agree that the Company and each other owner of such Confidential Information shall have the right to seek and obtain injunctive relief upon any violation of this Section 14.14, in addition to all of the rights and remedies available at law or in equity.

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IN WITNESS WHEREOF, the parties hereto have hereunto executed this Agreement as of the Effective Date.

COMPANY:

Trillion, LLC.

By: ______________________
Name: Alex Gomez
Title: Manager
Duly Authorized

By: ______________________
Name: Huey Segura, Jr/
Title: Manager
Duly Authorized

SWORN TO AND SUBSCRIBED BEFORE ME
THIS 21st DAY OF April 20 17
Patricia Delahoussaye
PATRICIA DELAHOUSSAYE Notary Public No. 13669
My commission is for life

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MEMBERS:

By: ______________________________
Alex Gomez

By: ______________________________
Huey Segura

EXHIBIT 1

MANAGERS OF THE COMPANY

Effective as of April 21, 2017 the Company has two (2) managers: Alex Gomez, and Huey Segura, Jr.

EXHIBIT 2

NAMES AND ADDRESSES OF MEMBERS AND OTRER EQUITY OWNERS

A. **Class A Members:**

Name & Address of Member	Membership Units
Alex Gomez 100 Henderson Road Lafayette, La. 70508	300
Huey Segura, Jr. 132 Patricia Ann Pl Lafayette, La. 70508	300

B. **Class B Members:**

Name & Address of Member	Membership Units
Alex Gomez 100 Henderson Road Lafayette, La. 70508	400

Company Share Pool Agreement – Operating Agreement Exhibit B Addendum

THIS AGREEMENT dated this 31th, day of July 2018

BETWEEN:

Alexander R. Gomez
CEO, Managing Member, Trillion LLC.
of
109C Alyene Dr.
Lafayette, Louisiana, 70506

OF THE FIRST PART

- AND-

Huey Segura, Jr.
Managing Member, Trillion LLC.
of
132 Patricia Ann Pl
Lafayette, La 70508

OF THE SECOND PART

Background

WHEREAS, Alexander R. Gomez, Huey Segura, Jr. and Trillion LLC. (the "Parties") entered into the contract (the "Contract") dated April 21, 2017, for the purpose of carrying out lawful Business purpose as permitted by the State of Louisiana USA. The original Contract is the Trillion LLC. Operating Agreement created between the Company (the "Company" - Trillion LLC. formed and registered within the provisions of the Act in the State of Louisiana USA on March 31st, 2017) and the initial members (Alexander R. Gomez and Huey Segura, Jr.).

WHEREAS, the Parties are agreeing to allocate a share pool of Units (Shares) for current and future allocation to prospective investors (the "Share Pool").

WHEREAS, the Parties are agreeing to increase the total number of shares outstanding without modifying the Economic Interest held by any shareholder.

WHEREAS, the Parties recognize that the allocation of shares to a Company Share Pool will contribute to the growth of the Company and enhance the valuation of the Company.

H A. G

WHEREAS, the Parties agree and recognize that in order to attract talented employees, nd investors, a Share Pool is necessary, to help enhance the valuation and performance of the company.

WHEREAS, the Parties acknowledge that there are 1000 outstanding Units (shares) in the company with same economic value and interest. Class A Units are voting shares and Class B Units are non-voting as per the terms of the Contract. All Units A & B are non dilute-able.

WHEREAS, the Parties agree to keep all Definitions and Articles defined by the original Contract in full force and effect.

IN CONSIDERATION OF the Parties agreeing to allocate personal Units (shares) held in the Company, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to keep, perform, and fulfill the promises, conditions and agreements below:

1. Alexander R. Gomez agrees to allocate a further 80 Class B Units (8%) held in the Company in addition to the 11 shares previously allocated to Company members to help reach commercialization phase: Michael F. Brady (50 Units), Alvaro Cabrera (30 Units) and Steve Poirier (30 Units), to the Company Share Pool. The further 80 Class B will be converted to Class A within the Company Share Pool. Alexander R. Gomez remaining Class B Units are converted to Class A Units with a remaining total of 510 Class A Units (51%) upon creation of the Share Pool.

2. Huey Segura Jr. agrees to allocate 90 Class A Units (9%) held in the Company with a remaining total of 210 Class A Units (21%) upon creation of the Share Pool.

3. The total number of Company Share Pool is 170 Class A Units (17%). The Company Share Pool Units can be issued as Class A or Class B Unit shares, as per the Company management discretion.

4. Huey Segura Jr. agrees to allocate 10 Class A Units (1%) converted to Class B, to Board of Director Member, the Hon. Robert Hanson, according to the stock option terms of Mr. Hanson's BOD Appointment Letter dated July 1st, 2018. This allocation is based on a forty million-dollar ($40,000,000.00USD) valuation and a total stock purchase of four hundred thousand dollars ($400,000.00USD.) These 10 Units will be allocated from Huey Segura Jr.'s portion of the Share Pool. Funds from Mr. Hanson's stock option purchase shall be allocated directly to the Company.

5. The Parties agree that all future share allocations will be split equally from the Company Share Pool.

HS A.G

6. Pending the execution of the a UTA with Rachel Henderson, currently under consideration, the Company agrees to allocate 50 Class A Units (5%) from the Company Share Pool, as Class A, to Rachel Henderson, according to the stock purchase terms of Mrs. Henderson's UTA dated 2018. Twenty-five (25) Class A Units (2.5%) shall be allocated based on a forty million-dollar ($40,000,000.00USD) valuation and a total stock purchase of one million dollars ($1,000,000.00USD.) A further twenty-five (25) Class A Units (2.5%) shall be allocated to Rachel Henderson based on James Henderson's achievement of the milestones defined in the above referenced pending UTA. Funds from Mrs. Henderson's pending UTA purchase shall be allocated directly to the Company. If the pending UTA agreement is not executed with Mrs. Henderson, the 50 Class A Units shall remain in the Share Pool for other investors.

7. Future Shares allocated to equity investors, post Seed round, will attempt to include an allocation to the managing members who's shares where used to create the Company Share Pool. The funding schedule is intended to substantially take the form of the following structure and allocation of funds. It is understood and agreed by the Parties that the *allocations to unit holder*, shown in Table 1., will be requested of the investor, however the funding decision will not be unreasonably withheld by the unit holder managing member if the allocations are lower or not at all.

Table 1. Funding Schedule Table

Funding Round	% Funds Raised Allocated to Company	% Funds Raised Allocated to Unit Holder
Seed (Open 1)	100%	0%
Series A (Open 2)	>/=90%	</=10% (Investor Permitting)
Series B (Open 3)	>/=85%	</=15% (Investor Permitting)
Series C (Open 4)	>/=80%	</=20% (Investor Permitting)
Future Series	Proportional to Managing Members Shares Held	Case by Case

Future Series shares will be allocated to Company by managing members no greater than the proportion of total Unit shares held.

8. Alexander R. Gomez and Huey Segura Jr., as managing members of the Company, agree to increase the total number of Class A and Class B shares outstanding in the Company (the "Stock Split.") The total aggregate number of Class A & B shares is known to be one thousand (1000); however, going forward as of the date of this agreement, the shares outstanding will increase to one hundred million (100,000,000.) The total Economic Interest of 1% ownership in the Company

remains unchanged, however the total numbers of shares held for 1% increases from one thousand (1000) to one million (1,000,000.)

9. The current Contract Exhibit B shareholder table is hereby amended as follows:

10. The Managing Members agree that the voting status of Huey Segura Jr.'s Class A Units shall be equal to that of Alexander R. Gomez, and vice versa, despite a disproportion of total number of Class A Units held between the two Managing Members, until such time as amended by future events and/or agreements between the Managing Members.

See Attached Exhibit B, amended and agreed by Managing Members.

Miscellaneous Terms

11. Capitalized terms not otherwise defined in this MOU Agreement will have the meanings ascribed to them in the Contract. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this MOU Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine include the feminine and vice versa. No regard for gender is intended by the language in this MOU Agreement.

Governing Law

12. Subject to the terms of the Contract, it is the intention of the Parties that this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Louisiana USA, without regard to the jurisdiction in which any action or special proceeding may be instituted.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal and bind themselves to this agreement on this 31th day of July 2018.

Alexander R. Gomez, CEO Member Manager
Trillion LLC.

Huey Segura, Jr., Member Manager
Trillion LLC

H A. G

5 of 6



A-G

EXHIBIT 2 of Trillion Operating Agreement – AMENDED

Now	1,000	=	100%
After	100,000,000	=	100%

	Now				After Share Change				After Share Pool			
Share Holder	A Shares	B Shares	Total Shares	Total %	A Shares	B Shares	Total Shares	Total %	A Shares	B Shares	Total Shares	Total %
Alex Gomez	300	290	590	59.0%	30,000,000	29,000,000.00	59,000,000	59.0%	51,000,000	-	51,000,000	51.0%
Mike Brady	0	50	50	5.0%	0	5,000,000	5,000,000	5.0%	0	5,000,000	5,000,000	5.0%
Huey Segura	300	0	300	30.0%	30,000,000	0	30,000,000	30.0%	21,000,000	0	21,000,000	21.0%
Alvaro Cabrera	0	30	30	3.0%	0	3,000,000	3,000,000	3.0%	0	3,000,000	3,000,000	3.0%
Steve Poirie	0	30	30	3.0%	0	3,000,000	3,000,000	3.0%	0	3,000,000	3,000,000	3.0%
Hon. Robert Hanson	0	10	10	1.0%	0	1,000,000	1,000,000	1.0%	0	1,000,000	1,000,000	1.0%
Rachel Henderson (pending Signed UTA)	50	0	50	5.0%	5,000,000	0	5,000,000	5.0%	5,000,000	0	5,000,000	5.0%
Others	0	0	0	0.0%	0	0	0	0.0%	11,000,000	0	11,000,000	11.0%
Totals	650	410	1060	106.0%	65,000,000	41,000,000.00	106,000,000	106.0%	77,000,000	12,000,000.00	100,000,000	100.0%

Share Sale - Aug 2018

%	Investor	Sale Date	Provided By	Notes
5.0%	Rachel Henderson	7.24.2018	Share Pool	100% of funds go to Trillion for development, except $15k to each of Alex Gomez & Huey Segura pending signed Henderson UTA.
1.0%	Hon. Robert Hanson	7.16.2018	Huey's Portion of Share Pool	When paid by RH, 100% of funds go to Trillion for development. Vesting over 36months.

Upcoming Share Pool

	% Total	# of Shares
Alex Gomez	8.0%	8,000,000
Huey Segura	9.0%	9,000,000
	17.0%	17,000,000

Minus Aug Share Sale 6.0%

Total Pool Shares 11,000,000
after Open #1 11.0%

	Series Seed	Series A	Series B	Series C	
	Open #1	Open #2	Open #3	Open #4	
	$40M Eval.	$60M Eval.	$80M Eval.	$100M Eval.	Target Evaluation
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	3,500,000	4,500,000	4,500,000	4,500,000	17,000,000
Total Investment	$ 1,400,000	$ 2,700,000	$ 3,600,000	$ 4,500,000	$ 12,200,000

Series Seed: Closed

Series A: We open after:
* Houston facility
* Blending station
* 3rd party validation
* Pantents pending

Series B: We open after:
* Revenue stage USA

Series C: We open after:
* 2nd/3rd Facility (Trinidad/Vietnam/Other)

After this share pool is closed, we will not sale more shares in Trillion (unless major buy in). Here forward we will seek funding from banks line of credit, loans, private financing, investors for independent projects only. AG

Note:
The expectation is the company values will be much greater after these milestones. We will achieve further milestones and standby for more investors until we open Second Series . AG

Huey Segura Jr. Initials

Alexander R. Gomez Initials

HS A-G

Operating Agreement Addendum

THIS AGREEMENT dated this 2nd, day of March 2022

BETWEEN:

Alexander R. Gomez
CEO, Managing Member, Trillion LLC.
of
109C Alvene Dr.
Lafayette, Louisiana, 70506

OF THE FIRST PART

- AND-

Huey Segura, Jr.
Managing Member, Trillion LLC.
of
132 Patricia Ann Pl
Lafayette, La 70508

OF THE SECOND PART

Background

WHEREAS, Alexander R. Gomez, Huey Segura, Jr. and Trillion LLC. (the "Parties") entered into the contract (the "Contract") dated April 21, 2017, for the purpose of carrying out lawful Business purpose as permitted by the State of Louisiana USA. The original Contract is the Trillion LLC Operating Agreement created between the Company (the "Company" - Trillion LLC. formed and registered within the provisions of the Act in the State of Louisiana USA on March 31st, 2017) and the initial members, Alexander R. Gomez and Huey Segura, Jr. who are also managing member & CEO and managing member, respectively.

WHEREAS, the Parties have agreed to increase the total number of shares outstanding without modifying the Economic Interest held by any member/shareholder.

WHEREAS, the Parties acknowledge that there was 1000 outstanding Units (shares) in the company with same economic value and interest at the date of the original Contract which has been revised. Class A Units are voting shares and Class B Units are non-voting with non-dilution rights.

A.G HS

WHEREAS, the Parties are agreeing to allocate membership units for the purpose of a Reg-CF crowd funding raise, for current and future allocation to prospective investors as new shareholder members of the Company and these membership units will be known as Class C shares (the "Class C Shares");

WHEREAS, the Parties recognize that the allocation and sale of Class C Shares will contribute to the growth of the Company and enhance the valuation of the Company.

WHEREAS, the Parties agree to keep all Definitions and Articles defined by the original Contract in full force and effect.

IN CONSIDERATION OF the Parties agreeing to authorize these personal units (Class C Shares), from the previously agreed share pool reserve, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to keep, perform, and fulfill the promises, conditions and agreements below.

1. Alexander R. Gomez and Huey Segura Jr., as managing members of the Company, have agreed through prior agreement, to increase the total number of Class A and Class B shares outstanding in the Company (the "Stock Split.") The total aggregate number of Class A & B shares was known to be one thousand (1000); however, going forward as of prior agreement dated July 31st, 2018, the shares outstanding was increased to one hundred million (100,000,000.) The total Economic Interest of 1% ownership in the Company remains unchanged, however the total numbers of shares held for 1% increases from one thousand (1000) to one million (1,000,000.)

2. The Parties agree to authorize 2,496,665 Class C Shares from the personally held share pool reserve created by the Parties through prior agreement dated July 31st, 2018 (Company Share Pool Agreement.) These shares will be marketed and sold through a Reg-CF crowd funding raise under terms and conditions defined by the offering agreement and SEC submittal Form-C. The Class C shares are non-voting shares and have the same economic interest as Class A shares.

3. The Company capital table, known as Exhibit B of the Company's Operating Agreement is current and revised as of Feb 25th, 2022 and attached and affirmed by the Parties.

Miscellaneous Terms

4. Capitalized terms not otherwise defined in this Agreement will have the meanings ascribed to them in the Contract. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and

ARG HS

vice versa. Words in the masculine include the feminine and vice versa. No regard for gender is intended by the language in this Agreement. The words and meaning of unit or share can be used interchangeably.

Governing Law

5. Subject to the terms of the Contract, it is the intention of the Parties that this Agreement, and all suits and special proceedings under this Agreement, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Louisiana USA, without regard to the jurisdiction in which any action or special proceeding may be instituted.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal and bind themselves to this agreement on this 2nd, day of March 2022.

____
Alexander R. Gomez, CEO Member Manager
Trillion LLC.

____
Huey Segura, Jr., Member Manager
Trillion LLC.

EXHIBIT 2 of Trillion Operating Agreement – AMENDED

Trillion Operating Agreement Exhibit 2 - Name of Members and Equity Owners

Notes for Manageme-

100.000.000	All Shares Planned
97,503,335	Class A & Class B Shares Outstanding
2,496.665	Class C Shares Outstanding After Reg CF $1.07M
1,896.235	Shares Authorized for Future Raise by Managing Members

			A	B	C		
			Voting Shares	Non-Voting Shares	Non-Voting CF Share		
					Current as of Nov 2nd, 2021		
Joined	**Share Holder**	**Val. $M**	**A Shares**	**B Shares**	**C Shares**	**Total Shares**	**Total %**
Mar-17	Alex Gomez	Founder	55,731,660	-		55,731,660	55.7%
Mar-17	Mike Brady	Co-founder		5,000,000		5,000,000	5.0%
Mar-17	Huey Segura	Co-founder	27,164,575	-		27,164,575	27.2%
Nov-17	Alvaro Cabrera	Co-founder		3,000,000		3,000,000	3.0%
Jul-18	Steve Poirier	Co-founder		3,000,000		3,000,000	3.0%
Aug-18	Valuation	$ 40.00					
Dec-19	John Leonard	$ 40.00		1,000,000		1,000,000	1.0%
Apr-20	RADM Chris Weaver (Rt.)	$ 40.00		1,000,000		1,000,000	1.0%
Jul-21						-	0.0%
Jan-21		$ -				-	0.0%
Feb-22	Shares Designated for Reg CF Raise $1.07M	$ 47.00			2,496,665	2,496,665	2.5%
Feb-22		$ -				-	0.0%
	1328	Sub Totals	82,896,235	13,000,000	2,496,665	98,392,900	98.3929%

Joined	**Share Holder Family and Friends Round**	**Val. $M**	**A Shares**	**B Shares**		**Total Shares**	**Total %**
Jun-20	Les Henderson	$ 40.00		250,000		250,000	0.250%
Jul-20	H & AP Investments LLC	$ 40.00		250,000		250,000	0.250%
Jan-21	Brandon Fontenot	$ 40.00		25,000		25,000	0.025%
Jan-21	Valuation Adjustment	$ 46.50					
Feb-21	Lorna and Dave Brady	$ 46.50		21,600		21,600	0.0216%
Feb-21	Monica Gomez	$ 46.50		10,800		10,800	0.0108%
Feb-21	Sierra Poirier	$ 46.50		10,800		10,800	0.0108%
Feb-21	Julia Poirier	$ 46.50		10,800		10,800	0.0108%
Mar-21	Seth and Desiree Deville	$ 46.50		21,600		21,600	0.0216%
Mar-21	Deborah Brady and Rick Anderson	$ 46.50		4,400		4,400	0.0044%
Mar-21	Omar and Marian Cabrera	$ 46.50		10,800		10,800	0.0108%
Mar-21	Mike Trahan	$ 46.50		21,600		21,600	0.0216%
Mar-21	Trevor Campbell and Virginia Gomez de la Torre	$ 46.50		83,500		83,500	0.0835%
Mar-21	Patrick Donnelly	$ 46.50		53,800		53,800	0.0538%
Mar-21	Emma Foy	$ 46.50		5,400		5,400	0.0054%
Mar-21	Graham Bieber and Sarah Ortego Bieber	$ 46.50		21,600		21,600	0.0216%
Mar-21	Robert Brown	$ 46.50		10,800		10,800	0.0108%
Mar-21	Robert Brown and Evan Brown	$ 46.50		10,800		10,800	0.0108%
Apr-21	Chad Urbshot	$ 36.50		137,000		137,000	0.1370%
May-21	Dr. Zoltan Gombos	$ 46.50		21,600		21,600	0.0216%
Jun-21	Byron Stephens & John Fontenot	$ 46.50		107,600		107,600	0.1076%
Sep-21	Lisa Leonard and David Jourdan	$ 46.50		21,600		21,600	0.0216%
Sep-21	Alexander K. Stephens	$ 46.50		10,800		10,800	0.0108%
Sep-21	Kipp Peter Swannie	$ 46.50		10,800		10,800	0.0108%
Sep-21	George James	$ 46.50		10,800		10,800	0.0108%
Sep-21	Nicholas T. Stephens	$ 46.50		10,800		10,800	0.0108%
Sep-21	Gerald Walker	$ 46.50		15,000		15,000	0.0150%
Sep-21	Jeremy Walker	$ 46.50		12,000		12,000	0.0120%
Sep-21	Edward Salazar	$ 46.50		10,800		10,800	0.0108%
Sept/Dec 21	Gregory J. Davis	$ 46.50		43,200		43,200	0.0432%
Oct-21	Arnulfo Antonio de Nova Dagnino	$ 46.50		10,800		10,800	0.0108%
Oct-21	Antonio de Nova Dagnino	$ 46.50		10,800		10,800	0.0108%
Oct-21	Christopher Lesjek	$ 46.50		86,100		86,100	0.0861%
Nov-21	Edwin LaPoint Jr.	$ 46.50		10,800		10,800	0.0108%
Nov-21	Andre Green	$ 46.50		10,800		10,800	0.0108%
Jan-22	Andrew LeBlanc	$ 46.50		11,000		11,000	0.0110%
Jan-22	Zachary and Kaitlyn Brignac	$ 46.50		21,600		21,600	0.0216%
Jan-22	Jon and Niki Fawcett	$ 46.50		10,800		10,800	0.0108%
Jan-22	Janice Millar and Tom Belden	$ 46.50		21,600		21,600	0.0216%
Feb-22	H & AP Investments LLC	$ 30.00		166,700		166,700	0.1667%
Jan-22	Michael Lybrand	$ 46.50		10,800		10,800	0.0108%
				1,607,100		1,607,100	1.6071%
		Sub Totals	-	1,607,100.00		1,607,100	1.6071%
		Total	82,896,235	14,607,100	2,496,665	100,000,000	100.0%

Huey Segura Jr. Initials

Alexander R. Gomez Initials